                                                                     EXHIBIT 2.1

                    BONDS CONVERTIBLE INTO NEW SHARES AND/OR
                       EXCHANGEABLE INTO EXISTING SHARES

            OBLIGATIONS A OPTION DE CONVERSION EN ACTIONS NOUVELLES
                     ET/OU D'ECHANGE EN ACTIONS EXISTANTES

     The bonds convertible into new shares and/or exchangeable into existing shares of Publicis Groupe S.A. (the "Bonds") are being offered by way of a public offering in France and an offering to institutional investors in and outside of France.

     This document should be read in conjunction with the English translation of the French language Document de Reference of Publicis Groupe S.A. (the "Company"), which was registered by the Commission des operations de bourse under number R.01-173 dated May 4, 2001.

     THIS DOCUMENT CONTAINS A NON-CERTIFIED TRANSLATION FOR INFORMATION PURPOSES ONLY OF THE FRENCH LANGUAGE NOTE D'OPERATION DEFINITIVE RELATING TO THE ISSUANCE OF THE BONDS, WHICH RECEIVED VISA NO. 01-020 DATED JANUARY 10, 2002 OF THE COMMISSION DES OPERATIONS DE BOURSE. IN THE EVENT OF ANY AMBIGUITY OR CONFLICT BETWEEN CORRESPONDING STATEMENTS OR OTHER ITEMS CONTAINED IN THESE DOCUMENTS, THE RELEVANT STATEMENTS OR ITEMS OF THE FRENCH VERSION OF THE NOTE D'OPERATION DEFINITIVE SHALL PREVAIL.

     Application has been made to list the Bonds on the Premier Marche of Euronext Paris S.A. with effect from January 18, 2002. The existing shares of the Company are listed on the Premier Marche of Euronext Paris S.A. and on the New York Stock Exchange as American Depositary Receipts with a rate of exchange of one ADR for one share of the Company.

         DEUTSCHE BANK                    BNP PARIBAS             MERRILL LYNCH INTERNATIONAL
      GLOBAL COORDINATOR               JOINT BOOKRUNNER               JOINT LEAD MANAGER
       JOINT BOOKRUNNER               JOINT LEAD MANAGER
      JOINT LEAD MANAGER

                 The date of this document is January 10, 2002

     The distribution of this document and the offer and sale of the Bonds in certain jurisdictions may be restricted by law. Persons receiving this document are required by the Company and the underwriters to inform themselves about, and to observe, any such restrictions. This document does not constitute an offer of, or an invitation to purchase, any of the Bonds in any jurisdiction in which such offer or invitation would be unlawful. No action has been taken in any jurisdiction other than France that would permit a public offering of the Bonds, or the circulation or distribution of this document or any other offering material, where action for that purpose is required.

     THIS DOCUMENT HAS NOT BEEN AND WILL NOT BE SUBMITTED TO THE CLEARANCE PROCEDURES OF THE COMMISSION DES OPERATIONS DE BOURSE AND ACCORDINGLY MAY NOT BE USED IN CONNECTION WITH ANY OFFER OR SALE OF THE BONDS TO THE PUBLIC IN FRANCE.

     The delivery of this document, or any sale made in connection with the offering of the Bonds, shall not under any circumstances imply that the information herein contained is correct as of any time subsequent to the date hereof or that there has been no change in the affairs of the Company and its consolidated subsidiaries since the date of this document.

     The Bonds have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"). The Bonds are being offered and sold exclusively outside the United States in offshore transactions, in accordance with Regulation S under the Securities Act. Terms used in this paragraph have the respective meanings ascribed to such terms in Regulation S.

     This communication is directed only to persons who (i) are outside the United Kingdom or (ii) fall within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (the "Order") or (iii) are persons falling within Article 49(2)(a) to (d) ("high net worth companies, unincorporated associations, etc.") of the Order (all such persons together being referred to as "relevant persons"). This communication must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

     The Offering is being conducted pursuant to the standards and requirements of French law.

     No person has been authorized to give any information or to make any representation other than those contained in this document, and, if given or made, such information or representations must not be relied upon as having been authorized.

     In connection with this issue, Deutsche Bank AG London, or any agent of it, acting on behalf of the Joint Bookrunners, may over-allot or effect transactions with a view to supporting the market price of the Bonds and the shares of the Company at a level higher than that which might otherwise prevail for a limited period after the issue date. However, there may be no obligation on Deutsche Bank AG London or any agent of it to do this. Such stabilizing, if commenced, may be discontinued at any time, and must be brought to an end after a limited period.

 A French limited liability company (Societe Anonyme a Directoire et Conseil de
                                 Surveillance),
                   with a share capital of EUR 55,839,998.40
       Registered Office : 133, avenue des Champs-Elysees -- 75008 Paris
 Registered with the Paris Registry of Companies and Commerce under number 542
                                    080 601

                                FINAL PROSPECTUS
                         (NOTE D'OPERATION DEFINITIVE)

    MADE AVAILABLE TO THE PUBLIC IN FRANCE WITH RESPECT TO THE ISSUANCE AND ADMISSION TO THE PREMIER MARCHE OF EURONEXT PARIS S.A. OF DEBENTURES WITH AN
          AGGREGATE NOMINAL VALUE OF 599,999,980.50 EUROS, SUBJECT TO
    INCREASE TO 689,999,997.15 EUROS, REPRESENTED BY BONDS CONVERTIBLE INTO
              NEW SHARES AND/OR EXCHANGEABLE INTO EXISTING SHARES

            (OBLIGATIONS A OPTION DE CONVERSION EN ACTIONS NOUVELLES
                     ET/OU D'ECHANGE EN ACTIONS EXISTANTES)

     A legal notice will be published in the Bulletin des annonces legales obligatoires on
                               January 14, 2002.

                Visa of the Commission des operations de bourse

     Pursuant to Articles L. 412-1 and L. 621-8 of the French Monetary and Financial Code (Code monetaire et financier), the Commission des operations de bourse granted visa No. 02-020 dated January 10, 2002, to this prospectus, in accordance with the provisions of its regulation No. 98-01. This prospectus has been prepared by the issuer and renders the signatories hereof liable. The visa does not imply approval of the suitability of the transaction or authentication of the accounting and financial items included. It has been granted after review of the relevance and consistency of the information given in light of the transaction offered to investors.

                                    WARNING

     The Commission des operations de bourse draws the attention of the public to:

     - the particular characteristics of the financial instruments described in this prospectus. These financial instruments are governed by Articles L. 228-91 et seq. of the French Commercial Code ("Code de commerce") and do not have all of the characteristics of convertible or exchangeable bonds. In particular, in the event of early redemption or redemption at maturity, bondholders shall only be entitled to exercise their rights to receive shares during the period between the date of the notice announcing such redemption (which shall be published at the latest one month before such redemption date) and the seventh business day preceding the actual date of such redemption;

     - the fact that bondholders have the option to demand the early redemption for cash of all or part of the bonds they hold on January 18, 2006, January 18, 2010, and January 18, 2014. The decision to exercise this option is irrevocable. These three options, if they should be exercised by a large number of bondholders, may significantly reduce the number of bondholders and the liquidity of the secondary market for the bonds over the remaining life of the bonds.

     The final prospectus, which incorporates this final prospectus (note d'operation definitive), the preliminary prospectus (note d'operation preliminaire) granted visa number 02-016 by the Commission des operations de bourse on January 10, 2002, and the reference document (document de reference) of Publicis Groupe S.A., which was registered with the Commission des operations de bourse on May 4, 2001, under the number R.01-173 is available free of charge at the offices of the institutions set forth below, as well as at the registered office of Publicis Groupe S.A.

         DEUTSCHE BANK                    BNP PARIBAS             MERRILL LYNCH INTERNATIONAL
      GLOBAL COORDINATOR               JOINT BOOKRUNNER               JOINT LEAD MANAGER
       JOINT BOOKRUNNER               JOINT LEAD MANAGER
      JOINT LEAD MANAGER

                               TABLE OF CONTENTS

CHAPTER I  PERSONS ASSUMING RESPONSIBILITY FOR THE FINAL
           PROSPECTUS AND THE AUDIT OF THE ACCOUNTS..............    4
1.1  PERSON RESPONSIBLE FOR THE FINAL PROSPECTUS.................    4
1.2  ATTESTATION OF THE PERSON RESPONSIBLE FOR THE FINAL
     PROSPECTUS..................................................    4
1.3  PERSONS RESPONSIBLE FOR THE AUDIT OF THE ACCOUNTS...........    4
     1.3.1    Appointed Statutory Auditors.......................    4
     1.3.2    Substitute Statutory Auditors......................    4
     1.3.3    Attestation of the Statutory Auditors..............    4
1.4  PERSONS RESPONSIBLE FOR FINANCIAL INFORMATION...............    6

CHAPTER II  ISSUE AND ADMISSION TO THE PREMIER MARCHE OF BONDS
            CONVERTIBLE INTO NEW SHARES AND/OR EXCHANGEABLE INTO
            EXISTING SHARES......................................    7
2.1  INFORMATION RELATING TO THE ISSUE...........................    7
     2.1.1    Authorizations.....................................    7
     2.1.1.1  General Shareholders' Meeting Authorizing the
              Issue..............................................    7
     2.1.1.2  Decisions of the Management Board and the Chairman
     of the Management Board.....................................    8
2.2  INFORMATION RELATING TO THE BONDS...........................    9
     2.2.1    Number and Nominal Value of the Bonds, Proceeds of
              the Issue..........................................    9
     2.2.1.1  Number and Nominal Value of the Bonds..............    9
     2.2.1.2  Proceeds of the Issue..............................    9
     2.2.2    Structure of the Issue.............................    9
     2.2.2.1  Placement..........................................    9
     2.2.2.2  Selling Restrictions...............................    9
     2.2.3    Preferential Subscription Rights, Priority
              Subscription Period................................   10
     2.2.4    Subscription Period................................   10
     2.2.5    Financial Institutions Responsible for the
              Placement..........................................   11
     2.2.6    Intention of the Main Shareholders.................   11
2.3  TERMS AND CONDITIONS OF THE BONDS...........................   11
     2.3.1    Nature, Form and Delivery of the Bonds.............   11
     2.3.2    Nominal Value of each Bond -- Issue Price..........   11
     2.3.3    Issue and Settlement Date..........................   12
     2.3.4    Annual Interest....................................   12
     2.3.5    Redemption, Early Redemption.......................   12
     2.3.5.1  Redemption at Maturity.............................   12
     2.3.5.2  Early Redemption by Repurchase or Public Offer.....   12
     2.3.5.3  Early Redemption at the Option of the Company......   12
     2.3.5.4  Publication of Information at the Time of Early
     Redemption or Redemption at Maturity........................   13
     2.3.5.5  Early Redemption at the Option of the
              Bondholders........................................   13
     2.3.5.6  Cancellation of Bonds..............................   14
     2.3.6    Gross Yield to Maturity............................   14
     2.3.7    Term and Average Duration..........................   15
     2.3.8    Further Issues.....................................   15
     2.3.9    Status and Negative Pledge.........................   15

     2.3.9.1  Status.............................................   15
     2.3.9.2  Negative Pledge....................................   15
     2.3.10   Guarantee..........................................   16
     2.3.11   Underwriting.......................................   16
     2.3.12   Representation of Bondholders......................   16
     2.3.13   Rating.............................................   17
     2.3.14   Early Redemption of the Bonds in the Event of a
     Default.....................................................   17
     2.3.15   Tax Regime.........................................   18
     2.3.15.1 Residents of France for Tax Purposes...............   18
     2.3.15.2 Non-Residents of France for Tax Purposes...........   20
2.4  ADMISSION TO LISTING, TRADING...............................   20
     2.4.1    Listing                                               20
     2.4.2    Restrictions on the Transferability of the Bonds...   20
     2.4.3    Listing of Similar Securities......................   20
2.5  GENERAL INFORMATION CONCERNING THE BONDS....................   20
     2.5.1    Fiscal Agent.......................................   20
     2.5.2    Courts Having Jurisdiction in the Event of a
     Dispute.....................................................   20
     2.5.3    Use of Proceeds....................................   21
2.6  CONVERSION AND/OR EXCHANGE OF BONDS INTO SHARES.............   21
     2.6.1    Nature of Conversion and/or Exchange Rights........   21
     2.6.2    Suspension of the Conversion/Exchange Right........   21
     2.6.3    Exercise Period and Conversion/Exchange Ratio for
     Shares......................................................   21
     2.6.4    Exercise of the Conversion/Exchange Right..........   22
     2.6.5    Rights of Bondholders to Payments of Interest on
     the Bonds and Dividends with respect to Delivered Shares....   22
     2.6.6    Tax Regime on Conversion or Exchange...............   22
     2.6.6.1  Residents of France for Tax Purposes...............   22
     2.6.6.2  Non-Residents of France for Tax Purposes...........   23
     2.6.7    Maintenance of Bondholders' Rights.................   23
     2.6.7.1  Issuer's Obligations...............................   23
     2.6.7.2  Capital Reduction Resulting from Losses............   23
     2.6.7.3  Adjustment of the Conversion/Exchange Ratio in the
     Event of Financial Transactions.............................   23
     2.6.7.4  Publication of Information in the Event of an
     Adjustment..................................................   27
     2.6.7.5  Treatment of Fractional Entitlement................   27
     2.6.7.6  Public Offers......................................   27
     2.6.8    Notice to Bondholders..............................   28
     2.6.9    Effect of Conversion and/or Exchange on Existing
     Shareholders................................................   28
2.7  SHARES DELIVERED UPON EXERCISE OF THE CONVERSION/EXCHANGE
     RIGHT.......................................................   28
     2.7.1    Rights Attached to the Shares to be Delivered......   28
     2.7.1.1  New Shares to be Issued on Conversion..............   28
     2.7.1.2  Existing Shares Resulting from Exchange............   29
     2.7.1.3  General Provisions.................................   29
     2.7.2    Transferability of the Shares......................   29
     2.7.3    Nature and Form of the Shares......................   29

     2.7.4    Taxation of Shares.................................   29
     2.7.4.1  Residents of France for Tax Purposes...............   30
     2.7.4.2  Non-Residents of France for Tax Purposes...........   31
     2.7.5    Listing of New Shares..............................   32
     2.7.5.1  Assimilation of New Shares.........................   32
     2.7.5.2  Other Markets and Places of Listing................   32

CHAPTER III  GENERAL INFORMATION ABOUT THE COMPANY AND ITS SHARE
                  CAPITAL........................................   33
3.1  GENERAL INFORMATION ABOUT THE COMPANY.......................   33
3.2  GENERAL INFORMATION ABOUT THE COMPANY'S SHARE CAPITAL AND
     SHAREHOLDERS................................................   33
     3.2.1    Share Capital......................................   33
     3.2.2    Authorized Unissued Share Capital, Commitments to
     Increase Share Capital as of January 9, 2002................   34
     3.2.2.1  Authorized but Unissued Capital....................   34
     3.2.2.2  Non-representative Capital Securities..............   35
     3.2.2.3  Changes in the Share Capital of Publicis Since
     January 1, 2001.............................................   35
     3.2.3    Authority to Buy Back Shares.......................   35
     3.2.4    Dividends..........................................   35
     3.2.5    Transaction Volume and Changes in the Market Price
     of Shares...................................................   36

CHAPTER IV  GENERAL INFORMATION ABOUT THE COMPANY'S BUSINESS.....   37
4.1  HALF-YEAR RESULTS...........................................   37

CHAPTER V  CONSOLIDATED FINANCIAL STATEMENTS.....................   38
5.1  CONSOLIDATED INTERIM ACCOUNTS...............................   38
     5.1.1    Table of Key Data..................................   38
     5.1.2    Consolidated Income Statement for the Six Months
     Ending June 30, 2001........................................   39
     5.1.3    Consolidated Balance Sheet at June 30, 2001........   40
     5.1.4    Consolidated Statement of Changes in Shareholders'
     Equity Between January 1, 2000 and June 30, 2001............   41
     5.1.5    Consolidated Statement of Cash Flows...............   42
     5.1.6    Notes to the Consolidated Financial Statements.....   43
     5.1.6.1  Summary of Significant Accounting Policies.........   43
     5.1.6.2  Changes in the Scope of Consolidation During the
     First Half of 2001..........................................   43
     5.1.6.3  Subsequent Events..................................   43
     5.1.6.4  Balance Sheet and Income Statement Information.....   44
     5.1.6.5  Segment Information................................   45
     5.1.6.6  General Information................................   46
5.2  STATUTORY AUDITORS REVIEW REPORT ON THE CONSOLIDATED INTERIM
     FINANCIAL STATEMENTS........................................   46
5.3  PUBLICIS GROUP SUMMARY OF OPERATIONS FOR THE SIX MONTHS
     ENDED JUNE 30, 2001.........................................   47
5.4  PRO FORMA ACCOUNTS..........................................   49

CHAPTER VI  BODIES RESPONSIBLE FOR ADMINISTRATION, MANAGEMENT,
AND
                  SUPERVISION OF THE COMPANY.....................   53
6.1  MEMBERS OF THE SUPERVISORY BOARD AND MANAGEMENT BOARD.......   53
6.2  DIRECTOR'S FEES.............................................   53

CHAPTER VII  GENERAL INFORMATION ABOUT RECENT DEVELOPMENTS AND
                   PROSPECTS OF THE COMPANY......................   54
7.1  RECENT DEVELOPMENTS.........................................   54
     7.1.1    Reconstituted Billings and Revenues for the Nine
     Months ended September 30, 2001.............................   54
7.2  RECENT TRANSACTIONS.........................................   56
7.3  PROSPECTS...................................................   56

            PRINCIPAL CHARACTERISTICS OF THE BONDS CONVERTIBLE INTO
              NEW SHARES AND/OR EXCHANGEABLE INTO EXISTING SHARES

NUMBER OF BONDS ISSUED

     The number of bonds convertible into new shares and/or exchangeable into existing shares (the "Bonds"), shall be 15,325,670 Bonds, for an aggregate nominal value of EUR 599,999,980.50. This number of Bonds may be increased should the over-allotment option (the "Over-Allotment Option") described in paragraph 2.3.11 ("Underwriting") be exercised, to a maximum number of 17,624,521 Bonds, for a maximum aggregate nominal value of EUR 689,999,997.15.

NOMINAL VALUE PER BOND

     The nominal value per Bond is EUR 39.15.

PROCEEDS OF THE ISSUE

     The gross proceeds will be EUR 599,999,980.50, and may be increased to a maximum amount of EUR 689,999,997.15 in the case of exercise of the Over-Allotment Option. The net proceeds of the issue distributed to the issuer after payment of approximately EUR 7,035,000, representing the fees of financial intermediaries, attorneys, and administrative fees, shall be approximately EUR 592,964,980.50, and may be increased to approximately EUR 681,929,997.15 should the Over-Allotment Option be exercised.

ISSUE DATE AND SETTLEMENT DATE

     The date of issue and settlement (the "Settlement Date") is expected to be January 18, 2002.

SUBSCRIPTION PRICE

     The subscription price is par, payable in full on the Settlement Date.

TERM OF THE BONDS

     16 years from the Settlement Date.

ANNUAL INTEREST

     The Bonds will bear interest at a rate of 1% per annum, or EUR 0.3915 per Bond payable annually in arrears from 2003 until the date of maturity (the "Maturity Date"), upon the anniversary of the Settlement Date (expected to be January 18)(the "Settlement Date Anniversary")(or the following business day, should this date not be a business day).

GROSS YIELD TO MATURITY

     The theoretical gross yield to maturity (taux de rendement actuariel brut) of the Bonds, calculated on the Settlement Date, shall be 2.75% per annum.

REDEMPTION AT MATURITY

     Redemption in full on January 18, 2018 (or the following business day, should this date not be a business day) by payment of an amount corresponding to 134.59% of par.

EARLY REDEMPTION AT THE OPTION OF THE ISSUER

     Possible:

     - for all or part of the Bonds by means of purchases on or off the stock exchange or by means of a public offer;

     - for all the Bonds outstanding prior to maturity from January 18, 2007 until the seventh business day preceding the Maturity Date, at an early redemption price (the "Early Redemption Price") equal to the amount required in order that the gross yield to maturity at the redemption date shall be equal to the theoretical gross yield to maturity calculated at the Settlement Date absent any conversion and/or exchange into shares and absent early redemption, if the product of (i) the Conversion/Exchange Ratio of Shares for Bonds in effect (as defined below) and (ii) the arithmetic average of the opening price of a Publicis share on the Premier Marche of Euronext Paris S.A. calculated over a period of 10 consecutive stock exchange trading days during which the shares are quoted, as selected by the Company from among the 20 consecutive stock exchange trading days preceding the date of publication of the notice concerning such early redemption, is greater than 125% of the Early Redemption Price calculated as of the date on which such redemption is expected;

     - for all the Bonds outstanding prior to maturity at any time, at the Early Redemption Price as defined above, calculated as of the date on which such redemption is expected, if less than 10% of the Bonds issued remain outstanding.

EARLY REDEMPTION AT THE OPTION OF THE BONDHOLDERS

     - Any Bondholder may demand the early redemption of all or part of its Bonds on January 18, 2006, January 18, 2010, and January 18, 2014 (or the following business day should these not be business days) at the Early Redemption Price on the relevant date.

     - In the event of a Change of Control (as defined below), any Bondholder may request during the early redemption period provided for below the early redemption of all or part of its Bonds at the Early Redemption Price determined on the date of the last day of such early redemption period.

     In the event of a Change of Control, the Company shall inform the Bondholders, as soon as possible after it has knowledge thereof, through notice published in the Bulletin des Annonces Legales Obligatoires. This information shall also be the subject-matter of a notice in a national financial newspaper and a notice by Euronext Paris. These notices shall indicate the period during which the early redemption of the Bonds may be demanded. Such period shall include at least 10 consecutive business days during the period between the 10th and the 40th day following the publication date of the notice in the Bulletin des Annonces Legales Obligatoires. Any Bondholder wishing to redeem early all or part of its Bonds must make a request no later than the last day of such period so notified, by notice to the financial intermediary with which its securities are held, who will forward such notice to the Fiscal Agent.

     "Change of Control" shall mean the fact, for one or several individual(s) or legal entity/entities, acting alone or in concert, who did not until then control the Company, of acquiring such control, it being specified that the notion of "control" shall mean, for the purpose of this definition, the fact of holding (directly or indirectly through companies themselves controlled by the individual(s) and/or entity/entities concerned) (x) the majority of the voting rights attached to the Company's shares or (y) more than 40% of such voting rights if no other shareholder of the Company, acting alone or in concert, holds (directly or indirectly through companies controlled by such shareholder(s)) a percentage of voting rights higher than the percentage so held.

EARLY REDEMPTION IN THE EVENT OF A DEFAULT

     The Bonds will be redeemable in accordance with the terms of paragraph
2.3.14 ("Early Redemption of the Bonds in the Event of a Default").

CONVERSION AND/OR EXCHANGE OF THE BONDS FOR SHARES

     The Bondholders may request the conversion and/or exchange of the Bonds for shares at any time from the Settlement Date of the Bonds until the seventh business day preceding the Maturity Date, at a rate of one share per Bond (the "Conversion/Exchange Ratio of Shares for Bonds"), subject to the adjustments provided for in paragraphs 2.6.7.3 ("Adjustment of the Conversion/Exchange Ratio in the Event of Financial Transactions") and 2.6.7.6 ("Public Offers").

     The Company may, at its option, deliver new and/or existing shares.

PREFERENTIAL SUBSCRIPTION RIGHTS AND PRIORITY SUBSCRIPTION PERIOD

     The shareholders have waived their preferential subscription rights and no priority subscription period is applicable.

SUBSCRIPTION PERIOD

     The placement of the Bonds with institutional investors took place on January 10, 2002. The offer will be open to individuals in France from January 11, 2002 to January 15, 2002, inclusive.

RIGHTS ATTACHED TO NEW SHARES ISSUED FOLLOWING CONVERSION

     Shares to be issued on conversion shall bear all rights from the first day of the fiscal year in which the Bonds are so converted (giving the right to all dividends owed during the fiscal year in which the conversion occurs and all dividends paid in later years).

RIGHTS ATTACHED TO EXISTING SHARES DELIVERED AFTER EXCHANGE

     Existing shares delivered on exchange shall confer on their holders from the date of delivery all the rights attached to shares (giving the right to all dividends paid after the date of delivery of the shares).

INTENTION OF THE MAIN SHAREHOLDERS

     To the knowledge of the Company, the two main shareholders of the Company, namely Somarel S.A. and Mrs. Elisabeth Badinter, have not expressed any intention to subscribe for Bonds.

RATING

     No rating has been requested for the Bonds.

PUBLICIS SHARE PRICE

     Reference price for the Company's shares: EUR 29 per share.

APPLICABLE LAW

     French law.

LISTING OF THE BONDS

     Euronext Paris S.A.

LISTING OF THE SHARES

     Euronext Paris S.A.

CLEARING

     Euroclear France, Euroclear and Clearstream Luxembourg.

                                   CHAPTER I

            PERSONS ASSUMING RESPONSIBILITY FOR THE FINAL PROSPECTUS
                         AND THE AUDIT OF THE ACCOUNTS

1.1 PERSON RESPONSIBLE FOR THE FINAL PROSPECTUS

     Maurice Levy, Chairman of the Management Board of Publicis S.A. (President du Directoire).

1.2 ATTESTATION OF THE PERSON RESPONSIBLE FOR THE FINAL PROSPECTUS

     "To our knowledge, the information in this final prospectus is true and accurate. This document contains all the information necessary to enable investors to form an opinion as to the assets and liabilities, activities, financial position, results and prospects of Publicis Groupe S.A., as well as to the rights attached to the securities being offered. No information has been omitted that would alter the meaning of the contents of this document".

                                          President du Directoire
                                          Maurice Levy

1.3 PERSONS RESPONSIBLE FOR THE AUDIT OF THE ACCOUNTS

  1.3.1 APPOINTED STATUTORY AUDITORS

     - Mazars & Guerard, represented by Jose Marette and Frede Allilaire, 125 rue de Montreuil, 75011 Paris.

      Date of first appointment: June 25, 1981.

      Expiration of current appointment: at the end of the general shareholders' meeting that will approve the financial statements of the financial year 2004.

     - Ernst & Young, represented by Bruno Perrin, 4 rue Auber, 75009 Paris.

      Date of first appointment: appointed by the ordinary general shareholders' meeting of June 14, 2001.

      Expiration date of current appointment: at the end of the general shareholders' meeting that will approve the financial statements of the financial year 2006.

  1.3.2 SUBSTITUTE STATUTORY AUDITORS

     - Patrick de Cambourg, 125 rue de Montreuil, 75011 Paris.

      Date of first appointment: June 25, 1998.

      Expiration of current appointment: at the end of the general shareholders' meeting that will approve the financial statement of the financial year 2003.

     - Denis Thibon, 11 Faubourg de l'Arche, 92037 Paris.

      Date of first appointment: appointed by the ordinary general shareholders' meeting of June 14, 2001.

      Expiration of current appointment: at the end of the general shareholders' meeting that will approve the financial statement of the financial year 2006.

  1.3.3 ATTESTATION OF THE STATUTORY AUDITORS

     (Free translation of a French language original for convenience purposes only. Accounting principles and auditing standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than France. In addition, the procedures and practices utilized by the statutory auditors in France with respect to such financial statements included in a prospectus may differ from those generally accepted and applied by auditors in other countries. Accordingly, the French financial statements and the auditors' report of which a translation for convenience purposes only is presented in this document are for use by those knowledgeable about French accounting procedures, auditing standards and their application in practice.)

     As statutory auditors of Publicis Groupe S.A. and in accordance with Rule 98-01 of the Commission des operations de bourse and professional standards applicable in France, we have performed certain procedures on the information contained in this prospectus definitif relating to the historical financial statements of the company, established for the purpose of the issuance of bonds convertible into new shares and/or exchangeable into existing shares.

     This prospectus definitif completes the document de reference which was registered with the Commission des operations de bourse on May 4, 2001 under number R.01-173, which included our report dated April 27, 2001.

     The Company's Chairman of the Management Board, Maurice Levy, was responsible for the preparation of this prospectus definitif. Our responsibility is to report on the fairness of the information presented in this prospectus definitif relating to the financial situation and the financial statements.

     We have conducted our work in accordance with professional standards applicable in France. Those standards require that we assess the fairness of the information presented relating to the financial situation and the financial statements and its consistency with the financial statements on which we have issued a report. Our procedures also include reading the other information contained in this prospectus definitif in order to identify material inconsistencies with the information relating to the financial situation and the financial statements and to report any apparent material misstatement of facts that we may have uncovered in reading the other information based on our general knowledge of the company obtained during the course of our engagement. As far as the selected prospective data are concerned, our procedures consisted of a reading of management's assumptions and the resulting figures.

     The individual financial statements and the consolidated financial statements approved by the Supervisory Board were audited in accordance with standards applicable in France by the statutory auditors Mazars & Guerard and Pierre Loeper for the financial years ended December 31, 1998 and December 31, 1999, and for the financial year ended December 31, 2000, by the statutory auditors and by the contractual auditor Ernst & Young Audit. We expressed an unqualified opinion on the financial statements for the years ended December 31, 1998 and December 31, 1999 and our report was not modified to include an emphasis of matter paragraph. The individual financial statements for the fiscal year ended December 31, 2000 were certified without reservation or observation. The consolidated financial statements for the year ended December 31, 2000 were certified without reservations, and were the subject of an observation concerning paragraph 2 of the notes to the consolidated financial statements regarding the adoption of regulation 99-02 of the CRC on consolidated accounts and the consequent change in accounting method.

     The interim financial statements, prepared under the responsibility of the Management Board, have been the subject of a limited review by the statutory auditors Mazars & Guerard and Pierre Loeper as of June 30, 1999 and as of June 30 2000, and by the statutory auditors Mazars & Guerard and Ernst & Young Audit as of June 30, 2001, in accordance with professional standards applicable in France for such interim financial statements. The reports were not qualified and did not include an emphasis of matter paragraph.

     The pro forma accounts of Publicis Groupe S.A. for the years ended December 31, 1998, December 31, 1999 and December 31, 2000, prepared by the Company and included in this prospectus definitif have been reviewed by us in accordance with professional standards applicable in France. In the course of our review, for which a report is included in this prospectus definitif, we found that management's assumptions provide a reasonable basis for presenting the significant effects directly attributable to the acquisition of Saatchi & Saatchi, the related pro forma adjustments give appropriate effect to those assumptions, and the accounting principles used are consistent with those used to prepare the most recent consolidated financial statements of Publicis Groupe S.A.

     Based on the procedures performed, we have nothing to report regarding the fairness of the information relating to the financial situation and the financial statements presented in this prospectus definitif prepared in connection with the planned transaction.

Paris, January 10, 2002

                             THE STATUTORY AUDITORS

                           FRENCH ORIGINAL SIGNED BY:

MAZARS & GUERARD                ERNST & YOUNG AUDIT
     Frederic                      Bruno Perrin
    Allilaire

1.4 PERSONS RESPONSIBLE FOR FINANCIAL INFORMATION

Jean-Michel Etienne, Chief Financial Officer
133 avenue des Champs-Elysees, 75008 Paris -- France
Telephone: + 33 (1) 44 43 72 30
Fax: + 33 (1) 44 43 75 60
e-mail: jean-michel.etienne@publicis.com

Pierre Benaich, Vice-President, Investor Relations
133 avenue des Champs-Elysees, 75008 Paris -- France
Telephone: + 33 (1) 44 43 65 00
Fax: + 33 (1) 44 43 75 60
e-mail: pierre.benaich@publicis.fr

                                   CHAPTER II

                  ISSUE AND ADMISSION TO THE PREMIER MARCHE OF
           BONDS CONVERTIBLE INTO NEW SHARES AND/OR EXCHANGEABLE INTO
                                EXISTING SHARES

2.1 INFORMATION RELATING TO THE ISSUE

  2.1.1 AUTHORIZATIONS

     2.1.1.1 GENERAL SHAREHOLDERS' MEETING AUTHORIZING THE ISSUE

     The ordinary and extraordinary shareholders' meeting (assemblee generale mixte) of Publicis Groupe S.A. (the "Company" or "Publicis"), held on January 9, 2002, in its eighth resolution, notably:

     -- delegated to the Management Board (directoire) the power necessary to increase, on one or several occasions, the Company's capital stock in a nominal amount not exceeding EUR 40 million or an equivalent amount in any other currency:

      a) by the issuance of new shares, whether accompanied by share warrants or not, issued in return for cash or in payment of debts or, in the case of a public tender offer initiated by the Company, in return for shares as described by article L. 225-148 of the French Commercial Code (Code de commerce), with or without a share premium,

      b) by the issuance of securities other than shares, giving the right, directly or indirectly, by conversion, exchange, redemption, option, or any other means, to the acquisition of shares, at any time or on a fixed date,

      c) by the issuance of share options, in return for cash or acquired without consideration, it being specified that these options may be issued alone or may be issued at the same time as and may be linked to the securities, stocks and bonds described in (b) above,

      d) or by the simultaneous exercise of more than one of these procedures.

     The total nominal value of the shares issued, directly or indirectly, as authorized by the seventh resolution of this general shareholders' meeting, shall be included in calculating the maximum amount of EUR 40 million.

     -- The maximum total nominal amount of securities representing debt of the Company that may be issued under the authorization granted by this resolution may not exceed EUR 800 million or the equivalent in foreign currency or in any other unit of account established in reference to a group of currencies. The nominal total amount of credit notes issued under the preceding resolution shall be included in calculating this maximum amount.

     -- decided to waive the preferential subscription rights of shareholders to the securities described in this resolution. If the issue or issues are made on the French market, the Management Board may, however, grant shareholders priority for subscription during a set period and in accordance with the conditions it determines.

     -- acknowledged and decided, as required, that the present delegation implies a waiver by the shareholders, in favor of the holders of the securities, of their preferential subscription right to any shares to which the issued securities will give a right.

     -- decided that the sum payable, or to be paid, to the Company for each of the shares issued in connection with the present delegation of power, after having taken into account, in the event of an issue of warrants to subscribe for new shares (bons autonomes de souscription d'actions), the price of issue for such warrants, shall be equal to at least the average of the first quoted share price over ten consecutive days selected from the last twenty share trading days preceding the issue of the securities above-mentioned, after, as the case may be, correction of such average in order to take into account the issue date.

     -- decided:

      -- that to the amount of EUR 40 million set forth above shall be added the amount of supplemental capital increases necessary to preserve the rights of holders of securities and options giving the right, by any means, to the acquisition of shares of the Company,

      -- that in the case of distribution of shares for no consideration, fractional rights shall not be negotiable and the corresponding shares shall be sold; all powers being granted to the Management Board to effect this sale in accordance with applicable legislation and regulations.

     -- granted all necessary powers to the Management Board, including an ability to sub-delegate to its Chairman, in accordance with law:

      a) to exercise, on one or more occasions, the authority delegated in the first paragraph, and especially to:

        -- determine the dates and types of the issuances,

        -- establish the prices and interest rates,

        -- determine the amounts to be issued in the form of new securities, the date from which they carry rights, which may be retroactive, and the conditions of their conversion, exchange, redemption, and/or repurchase,

        -- perform all adjustments required by applicable law and regulations,

        -- amend the Company's bylaws as necessary to exercise the delegated authority,

        -- and more generally, to take all actions and enter into any agreements and contracts to effect the success of the planned issuances, in accordance with all laws and regulations in effect.

      b) in the case of the issuance of securities giving the right to acquire shares upon the presentation of a warrant, to purchase these warrants on the market for the purpose of cancellation or otherwise, in accordance with applicable law,

      c) to withhold from the amounts raised by the capital increases, the expenses incurred for such transactions and the amounts necessary to increase the legal capital reserves to one tenth of the new capital.

     -- decided that this delegation is valid for a period of twenty-six months commencing on the date of this meeting.

     -- observes that the present day delegation terminates and replaces that granted by the ninth resolution adopted by the ordinary and extraordinary shareholders' meeting of August 29, 2001.

    2.1.1.2. DECISIONS OF THE MANAGEMENT BOARD AND THE CHAIRMAN OF THE MANAGEMENT BOARD

     By virtue of the authorization granted by the general meeting of the shareholders of the Company on January 9, 2002 and the prior consent given to it by the Supervisory Board on December 6, 2001 in accordance with article 12 of the bylaws, the Management Board decided, in its meeting held on January 9, 2002, to delegate to its Chairman, under applicable laws and regulations, all necessary powers to issue, with cancellation of shareholders' preferential subscription rights, of securities giving a right to shares of the Company, in connection with the eighth resolution of the shareholders' meeting of January 9, 2002, and within the limits set by the same resolution of such shareholders' meeting.

     In accordance with the delegation granted by the Management Board, the Chairman, by decision dated January 10, 2002, used such delegation in order to issue the Bonds that are the subject of this Note d'Operation Definitive and fixed the terms and conditions of such issue as featured herein.

2.2 INFORMATION RELATING TO THE BONDS

  2.2.1 NUMBER AND NOMINAL VALUE OF THE BONDS, PROCEEDS OF THE ISSUE

     In this Note d'Operation Definitive, a "Bond" is a bond convertible into a new share and/or exchangeable into an existing share of the Company having all the characteristics described in this Note d'Operation Definitive.

    2.2.1.1 NUMBER AND NOMINAL VALUE OF THE BONDS

     The number of Bonds issued by the Company shall be 15,325,670 Bonds representing an aggregate nominal value of EUR 599,999,980.50. This number of Bonds may be increased, in the event the over-allotment option (the "Over-Allotment Option") described in paragraph 2.3.11 ("Underwriting") is exercised, up to a maximum of 17,624,521 Bonds, for a maximum aggregate nominal value of EUR 689,999,997.15.

    2.2.1.2 PROCEEDS OF THE ISSUE

     The gross proceeds will be EUR 599,999,980.50, which may be increased to a maximum amount of EUR 689,999,997.15 in the event the Over-Allotment Option is exercised. The net proceeds of the issue paid to the Company after deductions from the gross proceeds of approximately EUR 7,035,000, representing the commissions due to financial intermediaries, lawyers' fees and administrative costs, will be approximately EUR 592,964,980.50, and may be increased, in the event the Over-Allotment Option is exercised, to approximately EUR 681,929,997.15.

  2.2.2 STRUCTURE OF THE ISSUE

     2.2.2.1 PLACEMENT

     The Bonds will be offered:

     -- in France, to institutional investors and individuals;

     -- outside France, in a private placement, in accordance with the rules applicable in each country where the placement is made. No placement shall be made in the United States of America, Canada or Japan.

     The subscription period for individuals in France shall be from January 11, 2002 to January 15, 2002, inclusive.

     No specific tranche of Bonds is designated for a particular market.

    2.2.2.2 SELLING RESTRICTIONS

     The distribution of this Note d'Operation Definitive and the offer or sale of the Bonds may, in certain jurisdictions, be subject to specific regulations. Persons in possession of this Note d'Operation Definitive should inform themselves of and comply with any local restrictions.

     The institutions responsible for the placement will comply with the laws and regulations in effect in each jurisdiction in which the Bonds will be offered and, in particular, with the selling restrictions set forth below.

UNITED KINGDOM SELLING RESTRICTIONS

     Each institution involved in the offering has represented and warranted that:

          (i) it has not offered or sold and, prior to the expiry of a period of six months from the Closing Date, will not offer or sell any Bonds to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (as amended);

          (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 ("FSMA")) received by it in connection with the issue or sale of any Bonds in circumstances in which
     Section 21(1) of the FSMA does not apply to the Company; and

          (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Bonds in, from or otherwise involving the United Kingdom.

UNITED STATES SELLING RESTRICTIONS

     The Bonds, have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"). The Bonds will be offered and sold exclusively outside the United States in offshore transactions, in accordance with Regulation S under the Securities Act. None of the Company, a distributor, any institutions in charge of the placement, any of their affiliates or any other person acting on behalf of one of the persons above-mentioned may engage in any directed selling efforts, as set forth in Regulation S of the Securities Act, with respect to the United States of America.

     Terms used in the preceding paragraph have the respective meanings ascribed to such terms in Regulation S of the Securities Act.

CANADA AND JAPAN SELLING RESTRICTIONS

     Each institution involved in the offering represents and warrants that it has not offered nor sold, and will not offer nor sell the Bonds in Canada or Japan.

  2.2.3 PREFERENTIAL SUBSCRIPTION RIGHTS, PRIORITY SUBSCRIPTION PERIOD

     The shareholders of the Company have expressly waived their preferential subscription rights to the Bonds at the general shareholders' meeting of January 9, 2002. This decision also includes an express waiver of their preferential subscription rights for any new shares to be issued in the event of conversion of the Bonds.

     No priority subscription period for the shareholders is applicable.

  2.2.4 SUBSCRIPTION PERIOD

     The placement with institutional investors was made on January 10, 2002. The subscription by individuals in France will remain open from January 11, 2002 to January 15, 2002, inclusive. In any event, individuals will have at least three business days from the date of the pricing of the Bonds to subscribe.

     The offering's indicative timetable is as follows:

      January 10, 2002                      Visa of the Commission des operations de bourse on the
        (morning)                           Note d'Operation Preliminaire.
      January 10, 2002                      Book-building.
      January 10, 2002                      Determination of final conditions of the issue and visa
        (evening)                           of the Commission des operations de bourse on the Note
                                            d'Operation Definitive.
      January 11, 2002                      Commencement of the subscription period for individuals
                                            in France.
      January 15, 2002                      End of the subscription period for individuals in France.
      January 16, 2002                      Last date for the exercise of the Over-Allotment Option.
      January 18, 2002                      Settlement and delivery of the Bonds.

     The final number of Bonds issued will be determined no later than January 16, 2002 and will be indicated in a notice published by Euronext Paris S.A. as soon as possible after such date.

  2.2.5 FINANCIAL INSTITUTIONS RESPONSIBLE FOR THE PLACEMENT

     Subscription orders for the Bonds must be placed with Deutsche Bank AG London and BNP Paribas, in their capacity as Joint Lead Managers and Joint Bookrunners, and with Merrill Lynch International in its capacity as Joint Lead Manager. These institutions are managing the offering of the Bonds.

  2.2.6 INTENTION OF THE MAIN SHAREHOLDERS

     To the knowledge of the Company, the two main shareholders of the Company, namely Somarel S.A. and Mrs. Elisabeth Badinter, holding 22.18% and 5.56% respectively of the share capital and 35.61% and 8.93% respectively of the voting rights of the Company as of December 31, 2001, i.e. in total 27.74% of the share capital and 44.54% of the voting rights of the Company as of December 31, 2001, do not intend to subscribe for Bonds.

2.3 TERMS AND CONDITIONS OF THE BONDS

  2.3.1 NATURE, FORM AND DELIVERY OF THE BONDS

     The Bonds to be issued by the Company do not constitute bonds convertible into shares (obligations convertibles en actions), within the meaning of Articles L.225-161 et seq. of the French Code de commerce, nor bonds exchangeable for shares (obligations echangeables contre des actions), within the meaning of Articles L.225-168 et seq. of the French Code de commerce, but rather constitute securities giving the right to receive shares representing a portion of the share capital, within the meaning of Articles L.228-91 et seq. of the French Code de commerce.

     The Bonds will be governed by French law.

     The Bonds will be in either bearer or registered form, at the option of the Bondholders. The Bonds will in any event be represented in book-entry form (inscrites en compte) and held, as the case may be, through:

     - BNP Paribas Securities Services S.A. acting on behalf of the Company in respect of fully registered Bonds (nominatif pur);

     - an authorized financial intermediary (intermediaire financier habilite) of the Bondholders' choice and BNP Paribas Securities Services S.A. acting on behalf of the Company in respect of Bonds in administered registered form (nominatif administre);

     - an authorized financial intermediary (intermediaire financier habilite) of the Bondholders' choice in respect of Bonds in bearer form.

     Settlement and delivery of the Bonds issued will take place through the Euroclear France RELIT-SLAB system: Sicovam Code 18012, ISIN Code FR0000180127.

     The Bonds have been accepted for clearance through Euroclear France, which will ensure the clearing of Bonds between account holders. The Bonds will also be accepted for clearance through Euroclear Bank S.A./N.V. and Clearstream Banking, S.A, Common Code 014170359.

     The Bonds will be represented in book-entry form (inscrites en compte) and transferable as from the Settlement Date.

  2.3.2 NOMINAL VALUE OF EACH BOND -- ISSUE PRICE

     The nominal value of each Bond is EUR 39.15. The Bonds shall be issued at par, or EUR 39.15 per Bond, payable in a single payment upon the Settlement Date.

  2.3.3 ISSUE AND SETTLEMENT DATE

     The date of issue and settlement (the "Settlement Date") is January 18, 2002.

  2.3.4 ANNUAL INTEREST

     The Bonds will bear interest at a rate per annum of 1%, or EUR 0.3915 per Bond, payable annually in arrears on January 18 of each year beginning in 2003 (or the following business day if this should not be a business day) (the "Settlement Date Anniversary") until the Maturity Date of the Bonds.

     All interest payments relating to an interest period of less than one full year will be calculated on the basis of the above-mentioned annual interest rate multiplied by the number of days elapsed in the relevant period divided by 365 for a 365-day year (or by 366 for a leap year).

     Subject to the provisions of paragraph 2.6.5 ("Rights of Bondholders to Payments of Interest on the Bonds and Dividends with respect to Delivered Shares") below, interest will cease to accrue from the date of redemption of the Bonds.

     Claims in respect of interest shall be prescribed after a period of five years from the due date of such interest.

     A "business day" shall mean any day (other than a Saturday or Sunday) on which banks are open in Paris and on which Euroclear France operates.

  2.3.5 REDEMPTION, EARLY REDEMPTION

     2.3.5.1 REDEMPTION AT MATURITY

     Unless they are subject to early redemption, exchange or conversion, the Bonds will be redeemed in an amount corresponding to 134.59% of par in full on January 18, 2018 (or the following business day, if that date is not a business day).

     Claims in respect of the principal shall be prescribed after a period of 30 years from the Maturity Date.

     2.3.5.2 EARLY REDEMPTION BY REPURCHASE OR PUBLIC OFFER

     The Company reserves the right to redeem all or part of the Bonds at any time, without limitation on price or quantity, by repurchasing the Bonds, either on or off the stock exchange or by means of a public offer or exchange offer. Any such transaction shall not affect the due date for redemption of any Bonds still outstanding. Bonds so purchased will be cancelled.

     2.3.5.3 EARLY REDEMPTION AT THE OPTION OF THE COMPANY

     (a) The Company may, at its sole option and at any time from January 18, 2007 until the seventh business day preceding the Maturity Date, redeem all of the Bonds outstanding prior to maturity subject to the following conditions:

          (i) the Early Redemption Price per Bond shall be equal to an amount such that the gross yield to maturity at the redemption date shall be equal to the theoretical gross yield to maturity calculated at the Settlement Date absent any conversion and/or exchange into shares and absent early redemption, and

          (ii) such early redemption shall only be possible if the product of:

        -- the Conversion/Exchange Ratio of Shares for Bonds then in effect (as defined in paragraph 2.6.3 ("Exercise Period and Conversion/Exchange Ratio for Shares"); and

        -- the arithmetic average of the opening quoted price of the Company's shares on the Premier Marche of Euronext Paris S.A. ("Euronext Paris") calculated over a period of 10 consecutive stock exchange trading days during which the shares are quoted as selected by the Company from among the 20 consecutive stock exchange trading days during which the shares are quoted preceding the date of publication of a notice relating to such early redemption (as set forth in paragraph 2.3.5.4 ("Publication of Information at the Time of Early Redemption or Redemption at Maturity");

           exceeds 125% of such Early Redemption Price calculated as of the date on which such redemption is expected.

     A "stock exchange trading day" shall mean any business day on which Euronext Paris quotes shares, other than a day on which such quoting ceases prior to the usual closing time.

     For information purposes, the table below provides, for each interest payment date during the early redemption option period, the early redemption price of each Bond in the event of redemption, the market price a Publicis share will need to reach in order to allow early redemption, the average annual growth rate for the shares in the case of exercise of the conversion/exchange right and the yield to maturity for the Bondholder who exercises his right to convert/exchange for shares.

                                                                   ANNUAL GROWTH
                                                                  RATE FOR SHARES     YIELD TO MATURITY FOR
                                              MINIMUM MARKET       FOLLOWING THE         BONDHOLDERS WHO
                               ANTICIPATED   PRICE OF A SHARE     EXERCISE OF THE        EXERCISE THEIR
                               REDEMPTION     TO ALLOW EARLY    CONVERSION/EXCHANGE    CONVERSION/EXCHANGE
EARLY REDEMPTION DATE             PRICE         REDEMPTION           RIGHT(1)           RIGHT FOR SHARES
---------------------          -----------   ----------------   -------------------   ---------------------
January 18, 2007.............   EUR42.77         EUR53.46              13.01%                  7.32%
January 18, 2010.............   EUR45.19         EUR56.49               8.69%                  5.55%
January 18, 2014.............   EUR48.74         EUR60.92               6.38%                  4.58%

---------------

(1) Excluding the effect of dividends and in relation to the reference share price of EUR 29, the calculation date being January 10, 2002.

     (b) The Company may, at its sole option, redeem at any time all of the Bonds outstanding at a price equal to the Early Redemption Price calculated as of the date on which such redemption price is expected and determined in accordance with paragraph (a) above, if less than 10% of the Bonds issued remain outstanding.

     (c) In each of the cases specified in paragraphs (a) and (b) above, the Bondholders shall remain entitled to exercise their right to convert/exchange for shares in accordance with the provisions of paragraph 2.6.3 ("Exercise Period and Conversion/Exchange Ratio for Shares").

     2.3.5.4 PUBLICATION OF INFORMATION AT THE TIME OF EARLY REDEMPTION OR REDEMPTION AT MATURITY

     Information relating to the number of Bonds redeemed, converted or exchanged, and to the number of Bonds still outstanding shall be provided each year to Euronext Paris for publication and may be obtained from the Company or the fiscal and paying agent mentioned in paragraph 2.5.1 (the "Fiscal Agent").

     For so long as regulations in force so require, any decision by the Company to redeem the Bonds at or prior to maturity shall be the subject of a notice to be published in the Journal Officiel no later than one month prior to the redemption date. In addition, such notice shall be published in a financial newspaper having general circulation in France and in a notice to be issued by Euronext Paris.

     2.3.5.5 EARLY REDEMPTION AT THE OPTION OF BONDHOLDERS

     (a) Any Bondholder may demand the early redemption of all or part of its Bonds on January 18, 2006, and January 18, 2010, and January 18, 2014 (or the following business day, should these not be business days) at the Early Redemption Price on the relevant date.

     The Company will be required to notify Bondholders of such right by publishing a notice in the Bulletin des Annonces Legales Obligatoires on a date between 45 and 30 days prior to the date on which the Bondholders may exercise their right to request early redemption. Moreover, such information shall also be the subject-matter of a notice in a financial newspaper having a general distribution in France.

     Each Bondholder wishing to redeem early all or part of its Bonds on one of these dates shall make a request to the financial intermediary with which its securities are held, no later than the 10th business day preceding the applicable early redemption date, who will forward such request to the Fiscal Agent.

     Once presented by a Bondholder to the intermediary with which the securities are held, the early redemption request shall be irrevocable and the Company shall be bound to redeem all such Bonds on the applicable early redemption date.

     (b) In the event of a Change of Control (as defined below), any Bondholder may request during the early redemption period provided for below the early redemption of all or part of its Bonds at the Early Redemption Price as determined on the date of the last day of such early reimbursement period.

     In the event of a Change of Control, the Company shall inform Bondholders, as soon as possible after it has knowledge thereof, through a notice published in the Bulletin des Annonces Legales Obligatoires. This information shall also be the subject-matter of a notice in a national financial newspaper and a notice by Euronext Paris. These notices shall indicate the period during which the early redemption of the Bonds may be demanded. Such period shall include at least 10 consecutive business days during the period between the 10th and the 40th day following the publication date of the notice in the Bulletin des Annonces Legales Obligatoires. Any Bondholder wishing to redeem early all or part of its Bonds shall make a request no later than the last day of such period so notified, by notice to the financial intermediary with which its securities are held, who will forward such request to the Fiscal Agent.

     Once presented by a Bondholder to the financial intermediary with which its securities are held, the early redemption request shall be irrevocable and the Company shall be bound to redeem all the Bonds referred to in each request forwarded under the conditions above no later than the 10th business day following the early redemption period provided for above.

     For purposes of this paragraph 2.3.5.5 "Change of Control" shall mean the fact, for one or several individual(s) or legal entity/entities, acting alone or in concert, who did not until then control the Company, of acquiring such control, it being specified that the notion of "control" shall mean, for the purpose of this definition, the fact of holding (directly or indirectly through companies themselves controlled by the individual(s) and/or entity/entities concerned) (x) the majority of the voting rights attached to the Company's shares or (y) more than 40% of such voting rights if no other shareholder of the Company, acting alone or in concert, holds (directly or indirectly through companies controlled by such shareholder(s)) a percentage of voting rights higher than the percentage so held.

     2.3.5.6 CANCELLATION OF BONDS

     Bonds redeemed at or prior to maturity, Bonds repurchased on or off the stock exchange or by way of public offers, as well as Bonds that have been converted or exchanged, shall cease to be considered outstanding and shall be cancelled in accordance with French law.

  2.3.6 GROSS YIELD TO MATURITY

     The theoretical gross yield to maturity (taux de rendement actuariel) of the Bonds, calculated on the Settlement Date, shall be (in the absence of conversion and/or exchange into shares and in the absence of redemption prior to maturity) 2.75% per annum. It will be determined in accordance with paragraph
2.3.2 ("Nominal Value of each Bond -- Issue Price").

     On the French bond market, the theoretical gross yield to maturity is the annual rate that, at a given date, equals, at such rate and on a compound interest basis, the current value of all amounts payable and all amounts receivable under the Bonds (as defined by the French Bond Standardization Committee (Comite de normalisation obligataire)).

     For information purposes, the table below provides the share price of the Company's shares that must be released on the Maturity Date in order to provide certain yield differentials in comparison with the reference

French Treasury bonds (Obligations Assimilables du Tresor or "OAT") of the same maturity as well as the implied annual growth rate of the shares.

                                                                                  IMPLIED ANNUAL
                                                                                   GROWTH RATE
                                                               SHARE PRICE ON         OF THE
YIELD DIFFERENTIAL ON THE SETTLEMENT DATE(1)                  THE MATURITY DATE    SHARES(2)(3)
--------------------------------------------                  -----------------   --------------
OAT - 2.16 = 3%.............................................      EUR54.93             4.07%
OAT = 5.16%.................................................      EUR78.18             6.39%
OAT + 1% = 6.16%............................................      EUR91.70             7.46%

---------------

(1) Yield derived in comparison with reference Treasury bonds of the same maturity: 5.16% on January 10, 2002.

(2) Excluding the effect of dividends.

(3) With reference to the reference share price of EUR 29 and with January 10, 2002 as the calculation date.

  2.3.7 TERM AND AVERAGE DURATION

     Sixteen (16) years from the Settlement Date to the date of redemption at maturity. The average duration is identical to the term of the Bonds in the absence of conversion and/or exchange and in the absence of early redemption.

  2.3.8 FURTHER ISSUES

     If the Company subsequently issues new bonds that have in all respects the same rights as the Bonds, the Company may, without the consent of the Bondholders and provided that terms and conditions of all such bonds so permit, consolidate bonds of any such subsequent issues with the Bonds, thereby treating such bonds as the same issue for the purposes of trading, servicing and the Masse of Bondholders.

  2.3.9 STATUS AND NEGATIVE PLEDGE

     2.3.9.1 STATUS

     The Bonds and the interest thereon constitute direct, general, unconditional, unsubordinated and unsecured obligations (engagements chirographaires) of the Company, and rank equally amongst themselves and pari passu with all other unsecured and unsubordinated debts and guarantees, present or future, of the Company.

     2.3.9.2 NEGATIVE PLEDGE

     So long as any of the Bonds remains outstanding, the Company agrees, and will cause its Subsidiaries (as defined below), not to mortgage any of its real property or pledge all or part of its business (fonds de commerce) or its commercial debt (creances commerciales) (except for the securitization of commercial debt or other transactions incorporating the issuance of securities representing commercial debt of the Company), for the benefit of holders of any other negotiable notes or bonds that are listed on any regulated securities market, without granting equally and ratably the same security to the Bondholders. This agreement by the Company relates exclusively to the issuance of other negotiable notes or bonds that are listed on any regulated securities market, and in no way affects Publicis' ability to dispose of its assets or to otherwise mortgage or pledge such assets under any other circumstances.

     "Subsidiary" means in relation to any Person and at any particular time any entity of which more than 50% of the issued share capital (or ownership interests) is then beneficially owned by such Person and/or one or more of its Subsidiaries.

     "Person" means any individual, company, corporation, firm, partnership, joint venture, undertaking, association, organization, trust, state or agency (whether or not a separate legal entity).

  2.3.10 GUARANTEE

     Payments of interest, redemptions, taxes, costs and ancillary amounts have not been guaranteed.

  2.3.11 UNDERWRITING

     A syndicate of financial institutions including Deutsche Bank AG London and BNP Paribas, acting as Joint Lead Managers and Joint Bookrunners, and Merrill Lynch International, acting as Joint Lead Manager, will underwrite the issue of Bonds pursuant to the terms of an underwriting agreement entered into with the Company on January 10, 2002. This underwriting agreement allows the syndicate to exercise an over-allotment option (the "Over-Allotment Option") permitting, with the sole purpose of covering possible over-allotments, the increase of the size of the issue within a 15% limit. The Over-Allotment Option may be exercised at the latest on January 16, 2002.

  2.3.12 REPRESENTATION OF BONDHOLDERS

     In accordance with Article L.228-46 of the French Code de commerce, holders of the Bonds (the "Bondholders") will be grouped together in a collective group (the "Masse"), which shall have legal status.

(a) ACTING REPRESENTATIVES OF THE MASSE OF BONDHOLDERS.

     In accordance with Article L.228-47 of the French Code de commerce, the acting representatives of the Masse of Bondholders will be Christian Vallet residing at 28 avenue Charles Floquet, 75007 Paris and Alain Moruzzi residing at 7 rue de la Ferme, 78530 Buc. The acting representatives will have the power, without restriction or reservation, whether acting together or individually, to carry out, on behalf of the Masse, all actions of an administrative nature necessary to protect the interests of the Bondholders.

     They will exercise their duties until their death, resignation or the termination of their duties by a general meeting of the Bondholders or until they become incapable of acting or conflicted. Their appointment shall automatically cease on the date of final or total redemption, prior to maturity or otherwise, of the Bonds. This appointment will be automatically extended, where applicable, until the final conclusion of any legal proceedings in which the representatives are involved and the enforcement of any judgments rendered or settlements made.

     Each of these acting representatives of the Masse shall be entitled to EUR 300 per year compensation, payable by the Company on January 18 (or the day after) of each year from 2003 to 2018 inclusive, and for the first time, on January 18, 2003, so long as the Bonds remain outstanding on such date.

(b) SUBSTITUTE REPRESENTATIVES OF THE MASSE OF BONDHOLDERS.

     The substitute representatives of the Masse will be Philippe Quinard residing at 5 bis rue Bouquet, 77300 Fontainebleau and Jean-Marcel Francois, residing at La Thibaudicre, 4 rue des Cures, 77400 Thorigny-sur-Marne. These substitute representatives will, if necessary, replace one or more of the acting representatives if they are unable to act. The date on which the appointment of the substitute representative takes effect shall be the date of receipt of the registered letter by which the remaining acting representative, the Company or any other interested party, shall have notified such substitute representative of the defaulting acting representative's inability to act (whether temporary or permanent); such notification will also be made, if applicable, in the same way to the Company. In the event of temporary or permanent replacement, the substitute representatives shall have the same powers as the acting representatives.

     They will only become entitled to the annual compensation of EUR 300 if they exercise the duties of an acting representative on a permanent basis. Such compensation will accrue from the day on which they assume such duties.

     The Company will pay the compensation of the representatives of the Masse and will bear the costs of calling and holding general meetings of the Bondholders, publishing their decisions as well as the fees linked to the designation of the representatives of the Masse according to Article L.228-50 of the French Code de

Commerce, all the administration and management costs of the Masse of Bondholders and of the costs of the general meetings of such Masse.

     General Bondholders' meetings shall be held at the registered office of the Company or such other place as is specified in the call notice of the meeting. Each Bondholder shall have the right, during the period of 15 days prior to any general meeting of the Masse, to examine and take copies of, or to cause an agent to do so on its behalf, at the registered office or administrative headquarters of the Company or, as the case may be, at such other place as is specified in the call notice for such meeting, the text of the resolutions to be proposed and any reports to be presented to the meeting.

     In the event that future issues give bondholders identical rights to those of the Bondholders and if the terms and conditions of such future bonds so permit, the holders of all of such bonds shall be grouped together in a single Masse.

  2.3.13 RATING

     No rating has been requested for the Bonds.

  2.3.14 EARLY REDEMPTION OF THE BONDS IN THE EVENT OF A DEFAULT

     Upon approval of a resolution passed by a majority of a general meeting of Bondholders, the representatives of the Masse may, by written notice to the Company, with a copy to the Fiscal Agent, require that all the Bonds be redeemed at the Early Redemption Price under the following circumstances:

          (a) the failure of the Company to pay the principal amount due in respect of the Bonds on the due date, if the Company does not remedy such default within a period of 15 business days from the due date;

          (b) in the event the Company fails to make payment of any sum, other than the principal amount described above, due in respect of the Bonds and the Company does not remedy such default within a period of 15 business days from the due date;

          (c) the default by the Company on any of its obligations under the Bonds, if the Company does not remedy such default within a period of 60 days (unless the default is not curable, in which case such delay does not apply) from the date such default is notified to the Company by receipt of written notice by the representative of the Masse (a general meeting of the Bondholders not being required), with a copy to the Fiscal Agent; provided, that such delay shall be reduced to 15 business days if the Company is in default of any one of its obligations in respect of the conversion or exchange of the Bonds;

          (d) (i) the failure to pay upon final maturity (after giving effect to the expiration of any applicable grace period therefor) the principal amount of any Indebtedness for Borrowed Money (as defined below) of Publicis or any Principal Subsidiary (as defined below), (ii) the acceleration of the maturity of any Indebtedness for Borrowed Money of Publicis or any Principal Subsidiary following a default by Publicis or such Principal Subsidiary, if such indebtedness is not discharged, or such acceleration is not cancelled, within 15 business days after receipt of written notice by the representative of the Masse (a general meeting of the Bondholders not being required), with a copy to the Fiscal Agent, or (iii) failure to pay any amount payable by Publicis or any Principal Subsidiary under any guarantee or indemnity in respect of any Indebtedness for Borrowed Money; provided, however, that no such event set forth in clause
     (i), (ii) or (iii) of this sub-clause (d) shall permit the early redemption of the Bonds unless the aggregate principal Indebtedness for Borrowed Money exceeds EUR 25 million (or its equivalent in any other currency);

          (e) prior to redemption in full of the Bonds, a judgment is issued for the judicial liquidation (liquidation judiciaire) or the transfer of the whole of the business (cession totale) of the Company; or the Company is wound up or dissolved, except with the prior approval of the Masse; or the Company ceases making payments (cessation de paiements) or is subject to bankruptcy proceedings or bankruptcy or reaches an agreement (concordat) with its creditors, or is merged into another entity, unless its activities and debts are transferred to a company which expressly assumes all the obligations of Publicis under the Bonds and the creditworthiness of such company is not materially weaker than that of Publicis prior to such transfer; or

          (f) the shares of the Company are no longer listed on the Premier Marche of Euronext Paris or on at least one other regulated or similar market in the European Union.

     "Indebtedness for Borrowed Money" means any indebtedness (including capital or financing leases) for or in respect of borrowed money that has a final maturity of one year or more from its date of incurrence or issuance and that is evidenced by any agreement or other instrument, excluding trade payables.

     "Material Subsidiary" means any subsidiary whose (a) net revenues or consolidated net revenues, as applicable, (before taxes and extraordinary items) represent at least 5% of the consolidated net revenues of the Company and of its subsidiaries (before taxes and extraordinary items), or (b) gross assets or consolidated gross assets, as applicable, (the assets represented by the group's shareholding, i.e. after deduction of minority interests), represent 5% or more of the gross consolidated assets of the Company and its subsidiaries (the assets represented by the group's shareholding, i.e. after deduction of minority interests) calculated based upon the most recent audited financial statements (or, as appropriate, the most recent audited consolidated accounts) of the subsidiary concerned and the most recent audited consolidated accounts of the Company and its subsidiaries.

  2.3.15 TAX REGIME

     Payments of interest and redemption of bonds shall only be subject to deduction of withholding taxes and such taxes as the law may impose on the Bondholders.

     Under the current legislation, the following summary describes the tax consequences that may be applicable to Bondholders. Individuals or corporate entities, whether or not resident in France for tax purposes, should nevertheless consult their usual tax advisers for details of the tax regime that applies to their particular case.

     Payments of interest to Bondholders who are non-residents of France for tax purposes will be exempt from withholding taxes under the conditions described in paragraph 2.3.15.2 ("Non-Residents of France for Tax Purposes").

     Non-residents of France for tax purposes shall comply with the tax laws applicable in the jurisdiction or state in which they are resident.

     2.3.15.1 RESIDENTS OF FRANCE FOR TAX PURPOSES

     1.  Individuals holding bonds as part of their private assets

          (a) Interest and redemption premium

             Income from the Bonds received by individuals holding the Bonds as part of their private assets are:

           - either included in the total income, which shall be subject to:

               -- income tax at the progressive rate,

               -- the contribution sociale generalisee("CSG") of 7.5%, 5.1 points of which is deductible from the income tax basis (Articles 1600-0 C and 1600-0 E of the French Tax Code (Code general des impots or "CGI"));

               -- a prelevement social of 2% (Article 1600-0 F bis of the CGI);

               -- the contribution pour le remboursement de la dette sociale
                  ("CRDS") of 0.5% (Articles 1600-0 G and 1600-0 L of the CGI).

           - or, at the taxpayer's option, subject to:

               -- final withholding tax (prelevement forfaitaire) at the rate of
                  15% (Article 125-A of the CGI);

               -- the CSG of 7.5%;

               -- the prelevement social of 2%;

               -- the CRDS of 0.5%.

          (b) Capital gains

             Pursuant to Article 150-0 A of the CGI, when the aggregate amount of disposals of securities or shares per tax household calculated from January 1, 2002, exceeds the threshold of EUR 7,650 per year capital gains realized by individuals are, from the first euro, subject to:

           - income tax at the rate of 16% (Article 200-A-2 of the CGI);

           - the CSG of 7.5%;

           - the prelevement t social of 2%;

           - the CRDS of 0.5%.

             Capital losses incurred in one year can be set off only against capital gains of the same type realized in the year of the disposal or in the five following years where, for the year in which capital losses are incurred, disposals were in excess of EUR 7,650.

          (c) Conversion or exchange of the Bonds into shares

             See paragraph 2.6.6. ("Tax Regime on Conversion or Exchange").

     2. Companies subject to corporate tax

          (a) Interest and redemption premium

             Interest accrued on Bonds over the fiscal year is included in the corporate tax basis at the rate of 331/3%. In addition, a surcharge equal to 3% of the corporate tax is levied (Article 235 ter ZA of the CGI).

             A social contribution of 3.3% (Article 235 ter ZC of the CGI) is also applicable. This contribution is calculated on the amount of corporate tax, with an allowance of EUR 763,000 for each 12-month period. However, entities that have a turnover of less than EUR 7,630,000 and whose share capital is fully paid-up and of which at least 75% is held continuously by individuals (or by an entity meeting all of these requirements) are exempt from this contribution. For an entity that meets these requirements, the corporate tax is fixed, for taxable income up to EUR 38,120 within a twelve month period, at 25% for financial years commencing in 2001 and at 15% for financial years commencing from January 1, 2002.

             In accordance with Article 238 septies E of the CGI, companies must include a portion of the redemption premium, which they record at the time of acquisition of the Bonds, into the taxable results for each of their fiscal years, each time this premium exceeds 10% of the acquisition or subscription price. However, these provisions do not apply to bonds of which the average issue price is higher than 90% of the redemption value.

          (b) Capital gains

             Disposal of Bonds may give rise to a taxable gain or loss.

             The amount of the gain or loss is equal to the difference between the disposal price and the acquisition price of the Bonds increased, as the case may be, by the amounts of redemption premium already taxed and not as yet received and is included in the corporate tax basis at the rate of 33 1/3%.

        (or, where applicable, 15% up to an amount of EUR 38,120 per period of twelve months for entities that meet the conditions described in
        2.3.15.1.2 (a) above). In addition, a surcharge of 3% is levied and, where applicable, the social contribution of 3.3% mentioned above.

          (c) Conversion and/or exchange of the Bonds into shares

             See Paragraph 2.6.6. ("Tax Regime on Conversion or Exchange").

     2.3.15.2 NON-RESIDENTS OF FRANCE FOR TAX PURPOSES

     (a) Income tax (interest and redemption premiums)

          Bonds issued by French companies and denominated in Euro are deemed to be made outside of France for the purpose of Article 131 quater of the CGI (Bulletin Officiel des Impots 5 I-11-98, Instruction dated September 30,
     1998). As a result, interest on the Bonds that is paid to persons who are not residents of France for tax purposes, or who have their registered office outside the French Republic is exempt from the withholding tax provided in Article 125-A-III of the CGI. Interest on the Bonds is also exempt from the CSG, CRDS and prelevement social.

     (b) Capital gains

          Persons who are not residents of France for tax purposes within the meaning of Article 4 B of the CGI, or whose registered office is located outside France are not subject to capital gains tax upon disposals of Bonds, provided that such bonds are not recorded as assets of a permanent establishment or fixed base located in France.

     (c) Conversion or exchange of the Bonds into shares

          See Paragraph 2.6.6. ("Tax Regime on Conversion or Exchange").

2.4 ADMISSION TO LISTING, TRADING

  2.4.1 LISTING

     Application has been made to list the Bonds on the Premier Marche of Euronext Paris. Listing is expected to take place on the Settlement Date of the Bonds under the Sicovam Code 18012 (ISIN Code FR0000180127)

     No application for listing on any another market is planned.

  2.4.2 RESTRICTIONS ON THE TRANSFERABILITY OF THE BONDS

     No restrictions are imposed by the terms and conditions of the issue on the transferability of the Bonds.

  2.4.3 LISTING OF SIMILAR SECURITIES

     None.

2.5 GENERAL INFORMATION CONCERNING THE BONDS

  2.5.1 FISCAL AGENT

     BNP Paribas Securities Services S.A. (the "Fiscal Agent") will centralize the fiscal and paying agent services of the issue (for the payment of interest, redemption of Bonds at maturity, etc.).

     Administrative services for the Bonds shall be performed by BNP Paribas Securities Services S.A.

  2.5.2 COURTS HAVING JURISDICTION IN THE EVENT OF A DISPUTE

     The courts having jurisdiction over disputes in which the Company is the defendant will be those within the jurisdiction of the Court of Appeals of Paris and, in other cases, will be those designated in accordance with the nature of the dispute, unless otherwise provided by the French Code of Civil Procedure (Nouveau Code de Procedure Civile).

  2.5.3 USE OF PROCEEDS

     The Company intends to use the net proceeds of the issue for its general financing needs, in particular, to increase its financial flexibility and to permit refinancing of previous acquisitions.

2.6 CONVERSION AND/OR EXCHANGE OF BONDS INTO SHARES

  2.6.1 NATURE OF CONVERSION AND/OR EXCHANGE RIGHTS

     Bondholders shall have the right, at any time from the Settlement Date of the Bonds, to receive new and/or existing shares of the Company at the option of the Company (the "Conversion/Exchange Right"), which will be paid up or settled by way of set-off against amounts owed under the Bonds, subject to the conditions set out in paragraph 2.6.7.5 ("Treatment of Fractional Entitlement").

     The Company may, at its option deliver new and/or existing shares.

     On December 31, 2001, the Company directly held 4,630,427 of its shares, i.e. 3.32% of its capital. The Company was authorized to repurchase shares representing up to 10% of its share capital for a 18-month period beginning June 14, 2001, by decision of the general shareholders' meeting of June 14, 2001, pursuant to articles L.225-209 et seq. of the French Code de commerce. This share repurchase program has been the subject of a Note d'Information, which received visa no. 01-627 from the Commission des operations de bourse on May 23, 2001.

  2.6.2 SUSPENSION OF THE CONVERSION/EXCHANGE RIGHT

     In the event of an increase in share capital, an issue of securities conferring rights to receive shares of the Company, a merger (fusion) or spin-off (scission) or any other financial transaction conferring preferential subscription rights or reserving a priority subscription period for the benefit of existing shareholders of the Company, the Company shall be entitled to suspend the Conversion/Exchange Right for a period not exceeding three months. Such entitlement may not affect the Conversion/Exchange Right of the Bondholders called for redemption nor the exercise period outlined in paragraph 2.6.3 ("Exercise Period and Conversion/ Exchange Ratio for Shares").

     A notice will be published in the Bulletin des Annonces Legales Obligatoires at least fifteen days prior to the date on which such suspension comes into force to inform the Bondholders of both the date on which the suspension comes into force and the date on which the suspension will end. This information will also be published in a financial newspaper having a general circulation in France and in a notice to be issued by Euronext Paris.

  2.6.3 EXERCISE PERIOD AND CONVERSION/EXCHANGE RATIO FOR SHARES

     The Bondholders may request the conversion and/or the exchange of the Bonds for shares, at any time from the Settlement Date of the Bonds, until the seventh business day preceding the Maturity Date, at a rate of one share per Bond (the "Conversion/Exchange Ratio"), subject to the adjustments provided for in paragraph 2.6.7 ("Maintenance of Bondholders' Rights").

     The Company may deliver, at its option, new and/or existing shares.

     With respect to Bonds redeemed upon, or prior to, maturity, the Conversion/Exchange Right shall expire at the end of the seventh business day prior to the Maturity Date.

     Any Bondholder who has not exercised his Conversion/Exchange Right prior to such date will receive the redemption price, determined under the conditions set out, as the case may be, in paragraph 2.3.5.1 ("Redemption at Maturity") or paragraph 2.3.5.3 ("Early Redemption at the Option of the Company").

  2.6.4 EXERCISE OF THE CONVERSION/EXCHANGE RIGHT

     To exercise their Conversion/Exchange Right, Bondholders must make their request to the financial intermediary with whom their Bonds are held (inscrits en compte). BNP Paribas Securities Services S.A. will coordinate such requests. Any request for the exercise of the Conversion/Exchange Right received by BNP Paribas Securities Services S.A. in its capacity as centralizing agent during any calendar month (an "Exercise Period") will take effect on the earlier of the following two dates (an "Exercise Date"):

          (i) the last business day of such calendar month; and

          (ii) the seventh business day preceding the date set for redemption.

     In respect of Bonds having the same Exercise Date, the Company shall be entitled, at its option, to choose between:

     - the conversion of Bonds into new shares,

     - the exchange of Bonds for existing shares,

     - the delivery of a combination of new and existing shares.

     All Bondholders having the same Exercise Date will be treated equally and will have their Bonds converted and/or exchanged, as the case may be, in the same proportion, subject to any rounding.

     Bondholders will receive shares on the seventh stock exchange trading day following the Exercise Date (a "Date of Delivery").

  2.6.5 RIGHTS OF BONDHOLDERS TO PAYMENTS OF INTEREST ON THE BONDS AND DIVIDENDS WITH RESPECT TO DELIVERED SHARES

     In the event of an exercise of the Conversion/Exchange Right (including in the case such right is exercised when the Company decides to redeem the Bonds prior to maturity in accordance with paragraph 2.3.5.3 ("Early Redemption at the Option of the Company")), no interest will be payable to Bondholders in respect of the period from the last interest payment date preceding the Exercise Date to the date on which the shares are delivered.

     The rights attached to new shares issued as a result of a conversion of the Bonds are set out in paragraph 2.7.1.1 ("New Shares to be Issued on Conversion") below.

     The rights attached to existing shares delivered as a result of an exchange of the Bonds are set out in paragraph 2.7.1.2 ("Existing Shares Resulting from Exchange") below.

  2.6.6 TAX REGIME ON CONVERSION OR EXCHANGE

     Under current French legislation, the applicable tax regime is that which is set out hereafter:

     2.6.6.1 RESIDENTS OF FRANCE FOR TAX PURPOSES

       2.6.6.1.1 INDIVIDUALS HOLDING SECURITIES AS PART OF THEIR PRIVATE ASSETS

     Any conversion of the Bonds into new shares, or exchange of the Bonds against existing shares, is not considered as a taxable transfer. Any capital gain resulting from such conversion or exchange benefits from the tax deferral provided for by Article 150-0 B of the CGI.

     In the event of a subsequent transfer of shares, the net capital gain, calculated on the basis of the acquisition price or value of the Bonds (Article 150-0 D 9 of the CGI) is subject to capital gains tax regime on the transfer of securities and shares.

     Where they are subject to tax, the above capital gains are taxed at the rate of 26% (i.e. 16% for income tax, 7.5% for the CSG, 2% for prelevement social and 0.5% for the CRDS).

       2.6.6.1.2 LEGAL ENTITIES SUBJECT TO CORPORATE TAX

     1.  Conversion of Bonds into New Shares

          Capital gains made or losses incurred upon the conversion of the bonds into new shares by legal entities resident of France for corporate tax purposes should benefit from the tax deferment provided for by Article 38-7 of the CGI, and are thus included in the corporate tax basis of the fiscal year during which the shares received upon conversion are disposed of.

          In the case of a subsequent transfer of the shares delivered upon conversion, capital gain or loss attributed to such transfer will be calculated on the basis of the value for tax purposes that the Bonds were deemed to have had for the transferor.

          Subject to a penalty equal to 5% of the sums deferred, the beneficiary legal entities that benefit from the tax deferral must satisfy the annual disclosure requirements provided for by Article 54 septies I and II of the CGI until the expiration date of such deferral.

     2.  Exchange of Bonds into Existing Shares

          The tax deferral regime does not apply to the exchange of Bonds into existing shares. In this case, any profit or loss resulting from an exchange will be subject to corporate tax under the conditions specified by French law as described in paragraph 2.3.15.1 ("Residents of France for Tax Purposes").

          The same will apply in the case of an exchange or a delivery of both new and existing shares for a Bond.

     2.6.6.2 NON-RESIDENTS OF FRANCE FOR TAX PURPOSES

     Capital gains realized on the conversion of Bonds into new shares and/or on the exchange of Bonds into existing shares by persons who are non-residents of France for tax purposes or whose registered office is located outside France, which do not have a permanent establishment or fixed base in France in the balance sheet of which the bonds are recorded, are not subject to tax in France.

  2.6.7 MAINTENANCE OF BONDHOLDERS' RIGHTS

     2.6.7.1 ISSUER'S OBLIGATIONS

     In accordance with French law, the Company undertakes, for as long as any Bonds are outstanding, not to redeem its share capital nor to alter the way it allocates its profits without taking the measures necessary to preserve the rights of the Bondholders who exercise their right to a conversion/exchange, as set forth in this paragraph 2.6.7 ("Maintenance of Bondholders' Rights").

     2.6.7.2 CAPITAL REDUCTION RESULTING FROM LOSSES

     In the event of a reduction of the share capital resulting from losses, whether by way of reduction in the nominal value or the number of shares, the nominal value of the shares to be delivered to the Bondholders exercising their Conversion/Exchange Right will be reduced accordingly, as if such Bondholders had been shareholders as from the date of issue of the Bonds.

     2.6.7.3 ADJUSTMENT OF THE CONVERSION/EXCHANGE RATIO IN THE EVENT OF FINANCIAL TRANSACTIONS

     As a result of any one of the following transactions:

          (1) issue of securities carrying listed preferential subscription rights;

          (2) increase in share capital by capitalization of reserves, profits or share premiums by distribution of free shares, or the subdivision or consolidation of shares;

          (3) capitalization of reserves, profits or share premiums by increasing the nominal value of shares;

          (4) distribution of reserves or premiums in cash or in securities;

          (5) free distribution to shareholders of the Company of any financial instruments other than shares in the Company;

          (6) takeover, merger, spin-off;

          (7) repurchase of its own shares at a price higher than the market price; or

          (8) distribution of an exceptional dividend;

     which the Company may carry out after this issue of the Bonds, the maintenance of the rights of Bondholders will be ensured by means of an adjustment of the Conversion/Exchange Ratio up to the maturity date or early redemption date, in accordance with the provisions set forth below.

     In the event of adjustments carried out in accordance with paragraphs 1 to 8 below, the new Conversion/ Exchange Ratio will be rounded up to the nearest thousandth (with 0.0005 being rounded up to the nearest thousandth, i.e. 0.001). Any subsequent adjustments will be carried out on the basis of such newly calculated and rounded Conversion/Exchange Ratio. However, because the Conversion/Exchange Ratio may only result in the delivery of a whole number of shares, fractional entitlement will be settled as specified below (see paragraph
2.6.7.5 ("Treatment of Fractional Entitlement")).

     1. In the event of a financial transaction conferring listed preferential subscription rights, the new Conversion/Exchange Ratio for shares will be determined by multiplying the Conversion/Exchange Ratio in effect prior to the relevant transaction by the following formula:

     (Share price ex-subscription right + price of the subscription right) divided by the share price ex-subscription right

     For the purposes of calculating this formula, the prices of the share ex-subscription right and of the subscription right will be determined on the basis of the average of the opening prices quoted on Euronext Paris (or, in the absence of a listing by Euronext Paris, on any other regulated or similar market on which the share and subscription right are both listed) on each stock exchange trading day falling in the subscription period during which the share ex-subscription right and the subscription right are simultaneously quoted.

     2. In the event of an increase in share capital by capitalization of reserves, profits or share premiums and distribution of free shares, or by the subdivision or consolidation of shares, the new Conversion/Exchange Ratio will be determined by multiplying the Conversion/Exchange Ratio in effect prior to the relevant transaction by the following formula:

     Number of shares outstanding after the transaction divided by the number of shares outstanding before the transaction

     3. In the event of an increase in share capital by means of a capitalization of reserves, profits or share premiums effected by increasing the nominal value of the shares, the Conversion/Exchange Ratio will not be adjusted but the nominal value of the shares which may be delivered to Bondholders exercising their Conversion/Exchange Right will be increased accordingly.

     4. In the event of a distribution of reserves or premiums in the form of cash or securities, the new Conversion/Exchange Ratio for shares will be determined by multiplying the Conversion/Exchange Ratio in effect prior to the relevant transaction by the following formula:

     Share price before distribution divided by the share price before distribution less the cash amount distributed per share or the value of the securities distributed in relation to each share

     For the purposes of calculating this formula:

          (x) the share price before the distribution will be calculated on the basis of the average of the opening prices quoted on Euronext Paris (or, in the absence of a listing by Euronext Paris, on any other regulated or similar market on which the shares are listed) for twenty consecutive stock exchange trading days on which the shares are quoted chosen by the Company from the forty stock exchange trading days preceding the date of distribution;

          (y) the value of securities distributed per share will be calculated as above if the securities are quoted on a regulated or similar market. If the securities are not quoted on a regulated or similar market before the date of distribution, such value will be determined on the basis of the average of the opening prices quoted on the regulated or similar market for twenty consecutive stock exchange trading days on which the shares are quoted chosen by the Company from the forty stock exchange trading days following the date of distribution, if the securities are quoted during the forty stock exchange trading days following their distribution or, in any other case, as determined by an independent expert of international repute chosen by the Company.

     5. In the event of a free distribution of financial instrument(s) other than shares of the Company, the new Conversion/Exchange Ratio for shares will be determined as follows:

          (a) if the right to free distribution of financial instruments is listed on Euronext Paris, by multiplying the Conversion/Exchange Ratio in effect prior to the relevant transaction by the following formula:

          (Price of the share ex-right to the free distribution + price of the free distribution right) divided by the price of the share ex-right to the free distribution

     For the purposes of calculating this formula, the prices of the share ex-right to the free distribution and of the right to the free distribution will be determined on the basis of the average of the opening listed prices quoted on Euronext Paris (or, in the absence of a listing by Euronext Paris, on any other regulated or similar market on which the share and right to the free distribution are both listed) of the share and the right to the free distribution on the first ten stock exchange trading days on which the share and the right to the free distribution are simultaneously listed. In the event that this calculation were to result from less than five quotations, the calculation must be validated or made by an expert chosen by the Company.

          (b) if the right to the free distribution is not listed on Euronext Paris, by multiplying the Conversion/Exchange Ratio in effect prior to the relevant transaction by the following formula:

          (Price of the share ex-right to the free distribution + the value of the financial instrument(s) allotted with respect to each share) divided by the price of the share ex-right to the free distribution

     For the purposes of calculating this formula, the prices of the shares ex-right to the free distribution and of financial instrument(s) allotted with respect to each share, if the latter are quoted on a regulated or similar market, will be determined on the basis of the average of the opening quoted prices taken from ten consecutive stock exchange trading days following the date of distribution of such financial instruments during which the shares and the allotted financial instrument(s) are simultaneously listed. If the financial instrument(s) are not listed on a regulated or similar market, their value will be determined by an expert chosen by the Company.

     6.  Takeover, Merger or Spin-off

     In the event that the Company is taken over by another company (absorption) or is merged with one or more companies forming a new company (fusion) or is spun-off (scission), the Bonds will be convertible and/or exchangeable into shares of the acquiring or new company or of the beneficiary companies of a spin-off.

     The new Conversion/Exchange Ratio for shares will be determined by multiplying the Conversion/ Exchange Ratio in effect prior to the commencement of the relevant transaction by the ratio of exchange of shares in the Company against the shares of the acquiring or new company or the beneficiary companies of a spin-off.

     Such companies will be substituted for the Company for the purpose of the above provisions aimed at preserving the rights of Bondholders, where applicable, in the case of financial transactions or transactions in securities, and, in general, to ensure that the legal, regulatory and contractual rights of Bondholders are respected.

     7. Repurchase by the Company of its own shares for more than the market closing price of such shares

     In accordance with article 174-1 A of the French decree of March 23, 1967, if the Company repurchases its own shares for more than the market closing price of such shares, the Conversion/Exchange Ratio will be adjusted to ensure, to the nearest one-hundredth of a share, that the value of the shares obtainable in the event of conversion or the exercise of options or warrants following such repurchase will be identical to the value of the shares obtainable in the event of conversion or the exercise of options or warrants prior to such repurchase.

     If in the future such an adjustment to the Conversion/Exchange Ratio is no longer required under applicable law, then the provisions set forth above shall no longer apply.

     8. If the Company pays out an Exceptional Dividend (as defined below), the new Conversion/ Exchange Ratio for shares will be calculated as set out below.

     For the purpose of this paragraph 8, the term "Exceptional Dividend" means the value in euros of any dividend paid in cash or in kind to shareholders, where the total value of such dividend (without taking into account the tax credit (avoir fiscal) (the "Relevant Dividend") and the value of all other cash dividends or dividends in kind paid to shareholders during the same fiscal year of the Company (without taking into account the related tax credits, if any) ("Previous Dividends") represents a Ratio of Distributed Dividends (as defined below) of over 4%.

     For purposes of the preceding paragraph, the term "Ratio of Distributed Dividends" means the sum of the ratios obtained by dividing the Relevant Dividend and each Previous Dividend by the Company's market capitalization on the day preceding the corresponding distribution date. The market capitalization to be taken into account is equal to (x) the closing price of the Company's shares on Euronext Paris on the day preceding the date of distribution of the Relevant Dividend or of each Previous Dividend multiplied by (y) the respective number of shares of the Company existing on each of such dates. Any dividends or fractions of dividends leading to an adjustment of the Conversion/Exchange Ratio for shares by virtue of paragraphs 1 to 7 above is not taken into account for the purpose of this provision. The formula to calculate the new Conversion/Exchange Ratio for shares in the event of payment of an Exceptional Dividend is as follows:

    NRA        =  RA x (1 + RDD - 3%)
    where:
    "NRA"      =  the new Conversion/Exchange Ratio;
    "RA"       =  the last Conversion/Exchange Ratio in effect before the distribution of the Relevant Dividend; and
    "RDD"      =  the Ratio of Distributed Dividends as defined above.

     Any dividend paid between the payment date of an Exceptional Dividend and the end of the same fiscal year of the Company (the "Supplementary Dividend") will lead to an adjustment using the following formula:

    NRA        =  RA x (1 + RDS).
    Where:
    "RDS"      =  the ratio obtained by dividing the value of the
                  Supplementary Dividend (where necessary, reduced by any
                  fraction of a dividend requiring the calculation of a new
                  Conversion/Exchange Ratio by application of paragraphs 1 to
                  7 above) without taking into account any tax credit (avoir fiscal), by the market capitalization of the Company,
                  obtained as the product of (x) the closing price of a share of the Company on Euronext Paris the day preceding the date of the distribution of the Supplementary Dividend and (y)
                  the number of shares of the Company in existence on that
                  date.

     In the event that the Company carries out transactions in respect of which an adjustment under paragraphs 1 to 8 above has not been carried out and where later French law or regulations would require an adjustment, the Company will carry out such an adjustment in accordance with the applicable laws and regulations in effect in France at such time and taking into account relevant French market practices.

     The Company's Management Board shall report on the determination and the results of any adjustment in the annual report following any such adjustment.

     2.6.7.4 PUBLICATION OF INFORMATION IN THE EVENT OF AN ADJUSTMENT

     In the event of an adjustment, Bondholders will be notified of the new Conversion/Exchange Ratio by a notice published in the Bulletin des Annonces Legales Obligatoires, in a financial newspaper having a general circulation in France and in a notice to be issued by Euronext Paris.

     2.6.7.5 TREATMENT OF FRACTIONAL ENTITLEMENT

     Each Bondholder exercising its Conversion/Exchange Right under the Bonds may receive that number of the Company's shares calculated by multiplying the total number of Bonds presented on any one day by the Conversion/Exchange Ratio in effect on such day.

     If the number of shares thus calculated is not a whole number, the Bondholder may request the delivery of:

     - either the nearest whole number of shares immediately less than its entitlement; in which case the Bondholder will receive a cash payment equal to the value of such fractional share, calculated on the basis of the opening share price quoted on Euronext Paris on the last stock exchange trading day of the Exercise Period during which the Company's shares were quoted;

     - or the nearest whole number of shares immediately greater than its entitlement, provided that, in such case, such Bondholder pays to the Company an amount equal to the value of the additional fraction of the share requested, calculated on the basis set out in the preceding paragraph.

     2.6.7.6 PUBLIC OFFERS

     Under current legislation, in the event that the Company's shares are subject to a public tender or exchange offer, the offer would also relate to all the securities granting access to the capital and voting rights of the Company and therefore to the Bonds. The proposed offer would be examined in advance by the Conseil des Marches Financiers, who would have to give an opinion on its admissibility, taking into consideration the elements presented and in particular the offer valuation. A prospectus including the terms and conditions of the offer would also be submitted to the Commission des operations de bourse for a visa.

     Furthermore and independently of the obligation referred to above, in the event that a public tender or exchange offer which relates to the Company's shares and which might result in a Change of Control (as defined in paragraph
2.3.5.5 ("Early Redemption at the Option of the Bondholders") above) was held to be admissible by the Conseil des Marches Financiers (or any other authority having succeeded it), the Conversion/Exchange Ratio would be temporarily adjusted according to the following formula:

    RA        =  pre-RA x [1 + (PCI x J/JT)]
    where:
    RA        =  Conversion/Exchange Ratio after adjustment;
    pre-RA    =  Conversion/Exchange Ratio before adjustment;
    PCI       =  premium, expressed as a percentage, reflecting the unit par value of the Bonds in relation to the reference market price of one of the Company's shares at the time of the
                 determination of the final conditions of the Bonds, i.e.
                 35%;
    J         =  number of days between the adjustment date (excluded) and the Maturity Date (included); and
    JT        =  number of days between the Settlement Date (excluded) and the Maturity Date (included), or 5,843 days.

     The adjustment of the Conversion/Exchange Ratio provided for above shall exclusively apply to requests for conversion and/or exchange of the Bonds presented by Bondholders, to the intermediary with which their securities are registered between (and including) (A) the first day during which the Company's shares may be tendered (opening date) and (B) (i) if the offer is unconditional, the date 10 business days after the last day during which the Company's shares may be tendered (closing date); (ii) if the offer is conditional, (x) should the Conseil des Marches Financiers (or its successor) determine that the offer is successful, the date 10 business days after the publication by the latter of the result of the offer or
(y) should the Conseil des Marches Financiers (or its successor) determine that the offer is unsuccessful, the date of publication by the latter of the result of the offer; or (iii) if the initiator of the offer withdraws it, the date on which such withdrawal is published.

  2.6.8 NOTICE TO BONDHOLDERS

     In the event of a transaction carrying preferential subscription rights for the shareholders, the Bondholders will be notified prior to the commencement of such transaction by a notice published in the Bulletin des Annonces Legales Obligatoires, in a financial paper having a general circulation in France and in a notice to be issued by Euronext Paris.

  2.6.9 EFFECT OF CONVERSION AND/OR EXCHANGE ON EXISTING SHAREHOLDERS

     The information provided below, together with the terms and conditions of the transaction, will be included in the additional report (rapport complementaire) prepared in accordance with Articles 155-2 and 155-3 of the French decree of March 23, 1967. This additional report, together with the additional report of the statutory auditors, will be made available to shareholders at the registered office of the Company during the periods required by French Law and will be brought to their attention at the next general shareholders' meeting.

     For information purposes, and assuming that all the Bonds issued are converted into new Publicis shares, the effect of this issue and conversion into new shares will be the following:

     1. Effect of the issue and conversion of the Bonds issued on the participation of a shareholder holding 1% interest in the Company's share capital prior to this issue and who does not subscribe for the Bonds (such calculation being made on the basis of the number of shares making up the share capital as at December 31, 2001), would be as follows:

                                                              HOLDING
                                                              -------
                                                                (%)
Before the issue of the Bonds...............................      1%
After the issue and conversion of 15,325,670 Bonds..........   0.90%
After the issue and conversion of 17,624,521 Bonds (in the
  case where the maximum number of Bonds were issued).......   0.89%

     2. Effect of the issue and conversion of the Bonds issued on the consolidated shareholder equity of a shareholder holding one Publicis share prior to this issue and who does not subscribe for the Bonds (such calculation being made on the basis of the equity as at June 30, 2001), would be as follows:

                                                              SHAREHOLDER
                                                                EQUITY*
                                                              -----------
Before the issue of the Bonds...............................   EUR 2.66
After the issue and conversion of 15,325,670 Bonds..........   EUR 2.39
After the issue and conversion of 17,624,521 Bonds(in the
  case where the maximum number of Bonds were issued).......   EUR 2.36

---------------

* Excluding minority interests. In the event that all of the Bonds are exchanged for existing shares, the position of existing shareholders of the Company will not be affected.

2.7 SHARES DELIVERED UPON EXERCISE OF THE CONVERSION/EXCHANGE RIGHT

  2.7.1 RIGHTS ATTACHED TO THE SHARES TO BE DELIVERED

     2.7.1.1 NEW SHARES TO BE ISSUED ON CONVERSION

     Shares issued upon conversion of the Bonds shall be subject to all provisions of the Company's bylaws (statuts) and will carry full rights as of the first day of the fiscal year in which the Exercise Date takes place, so that they will give right to all dividends due for the fiscal year in which the conversion takes place and all subsequent fiscal years. Such shares will give holders the right, in respect of such fiscal year and the following fiscal years, to the same dividend (on the basis of the same nominal value) as that paid in respect of other shares with equivalent dividend rights. As a result, they will be fully assimilated to such shares from the date of payment of the dividend relating to the preceding fiscal year, or if none were distributed, following the annual general meeting called to approve the accounts of that fiscal year.

     2.7.1.2 EXISTING SHARES RESULTING FROM EXCHANGE

     Shares delivered upon exchange of the Bonds shall be existing ordinary shares carrying, full rights as from the delivery date, so that they will give right to all the dividends paid from the date of delivery of such shares to their holders. They will carry, as from their delivery date, all the rights attached to the shares, provided that in the case where the shares go ex-dividend between the Exercise Date and the delivery date, Bondholders shall not be entitled to the dividend nor to any compensation therefore.

     2.7.1.3 GENERAL PROVISIONS

     In addition to the voting right given by law, each new or existing share gives right to an interest in the Company's assets, profits and liquidation surplus, in proportion to the number and the nominal value of the existing shares. Each ordinary share gives the right to one vote at the Company's general shareholders' meetings. However, a double voting right is attached to all shares that are fully paid-up and in respect of which the same shareholder, either French or national of a Member State of the European Community, has been identified as holding shares in registered form (inscrit en compte nominatif) for at least two years continuously. The right to double voting will be conferred to the registered shares, once they are issued, that are the object of a free distribution to a shareholder holding existing shares conferring such right. Any share transferred shall loose the right to double voting (except in case of ab intestat or testamentary estate transfers, distributions of a joint estate, inter vivos gifts in favor of a spouse or transfers to an individual related to inheritance).

     Such shares are also subject to the provisions of the Company's bylaws (statuts).

     Dividends are subject to a five year statute of limitations, to the benefit of the French State.

  2.7.2 TRANSFERABILITY OF THE SHARES

     No provision in the Company's bylaws (statuts) limits the transferability of the shares.

  2.7.3 NATURE AND FORM OF THE SHARES

     The shares shall be either in registered or bearer form at the option of the shareholder.

     The shares, whether in registered or bearer form, are required to be registered in accounts (inscrites en compte) maintained by the Company or its agent and/or an authorized intermediary. The rights of each holder will thus be represented by an entry of its name in an account maintained by Euro Emetteur Finance (EEF), in the case of fully registered shares (titres nominatifs), by the intermediary of the holder's choice and EEF, in the case of administered registered shares (titres nominatifs administres) and by the intermediary of the holder's choice in the case of bearer shares.

  2.7.4 TAXATION OF SHARES

     The following provisions summarize the tax consequences that may apply to investors under the current legislation. Individuals and corporate entities should nevertheless consult their usual tax advisers for details of the tax regime that applies to their particular case.

     Non-residents of France for tax purposes shall comply with the tax laws applicable in the jurisdiction or State in which they are resident.

     2.7.4.1 RESIDENTS OF FRANCE FOR TAX PURPOSES

     1.  Individuals holding French shares as part of their private assets

          (a)  Dividends

          Dividends paid by French Companies, including a tax credit of 50% known as the avoir fiscal, are included in the income tax basis of the taxpayer. Dividends currently benefit from an annual allowance of EUR 2,400 for married couples subject to joint taxation and for other couples subject to joint taxation with effect from the income assessment in respect of the year in which the third anniversary of the registration of a union agreement (pacte civil de solidarite), defined in Article 515-1 of the French Civil Code, takes place and EUR 1,200 for single persons, widows or widowers, divorcees or married persons subject to separate taxation. The allowance does not apply to taxpayers subject to the marginal income tax rate.

          Dividends, as well as the avoir fiscal are also subject to:

        - the CSG of 7.5%, 5.1 points of which is deductible from the income tax basis;

        - the prelevement social of 2%;

        - the CRDS of 0.5%.

          The avoir fiscal can be offset against the income tax payable and subject to reimbursement if it exceeds the amount of income tax.

          (b) Capital gains

          Pursuant to Article 150-0 A of the CGI, when the aggregate amount of disposals of securities or shares per tax household exceeds the threshold of EUR 7,650 per year, capital gains realized by individuals are subject to:

        - income tax at the rate of 16% (Article 200 A-2 of the CGI);

        - the CSG of 7.5%;

        - the prelevement social of 2%;

        - the CRDS of 0.5%.

          Capital losses incurred in one year can only be set off against capital gains of the same type realized in the year of the disposal or in the five following years where, for the year in which capital losses are incurred, disposals were in excess of the EUR 7,650 threshold.

          (c) Special regime for share saving plans

          Shares issued by French companies are eligible to be held in a share savings plan (Plan d'epargne en Actions), established by French Law no. 92-666 of July 16, 1992.

          Subject to certain conditions, the dividends received and the capital gains realized are exempt from income tax, but remain subject to the CSG, the prelevement social, and the CRDS upon their withdrawal or the winding up of the plan.

     2.  Companies subject to corporate tax

          (a) Dividends

          Dividends received by legal entities subject to corporate tax, together with the avoir fiscal equal to 15% of dividends paid, are included in the corporate tax basis at the rate of 331/3%. In addition, a surcharge equal to 3% of the corporate tax is levied, (Article 235 ter ZA of the CGI). The avoir fiscal may be increased by an amount corresponding to 70% of the precompte paid by the distributing company, other than any precompte due by reason of a distribution paid out from the long-term capital gains reserve.

          A social contribution of 3.3% is also applicable (Article 235 ter ZC of the CGI). This contribution is calculated on the amount of corporate tax reduced by an allowance of EUR 763,000 for every twelve month period. However, companies with a turnover of less than EUR 7,630,000 and whose share capital is fully paid-up and of which at least 75% is held continuously by individuals (or by a company meeting these requirements) are exempt from this contribution. For an entity that meets these requirements, the corporate tax is fixed, for taxable income up to FF 250,000 within a twelve month period, at 25% for financial years commencing in 2001 and at 15% for financial years commencing from January 1, 2002.

          Where the company fulfils the conditions provided for by Articles 145 and 216 of the CGI and has elected for the parent company tax regime provided for by such Articles, the dividends received are not taxed, except for a portion of expenses and fees equal to 5% of the gross dividends (tax credit included). The avoir fiscal attached to such dividends cannot be set-off against corporate tax but may be set-off within 5 years against the precompte, in which case the avoir fiscal is equal to 50% of the dividends received.

          (b) Capital gains

          Disposal of shares, other than equity participations (titres de participations), result in a gain or loss to be included in the corporate tax basis at the rate of 331/3% (or, as applicable, a rate of 25% or 15% up to a total of EUR 38,120 per period of twelve months for entities that fulfill the conditions described in 2.7.4.1.2 (a) above) and, in addition, the 3% surcharge and, as applicable, the social contribution of 3.3% described above.

          Capital gains arising from the disposal of equity participations or of shares that are treated as such for tax purposes which are eligible for the long-term capital gains regime are taxable at the rate of 19%, to the extent that the obligation to book a special reserve for long-term capital gains is complied with (or, as applicable, a rate of 15% up to a total of EUR 38,120 per period of twelve months for entities that fulfill the conditions described in 2.7.4.1.2 (a) above. In addition, they are subject to the 3% surcharge and, as applicable, the social contribution of 3.3% described above.

          Shares accounted for as equity participations and, subject to certain conditions, shares purchased pursuant to a public take-over bid or offer of exchange, as well as shares which benefit from the parent company tax regime or whose acquisition price is at least equal to EUR 22,800,000, are considered to be equity participations.

          Long term capital losses arising from sales may be off-set against capital gains of the same nature during the fiscal year or during the ten following fiscal years.

     2.7.4.2 NON-RESIDENTS OF FRANCE FOR TAX PURPOSES

     (a) Dividends

     Dividends distributed to non-residents by French companies are subject to 25% withholding tax.

     Under the conditions provided for by any applicable tax treaty or pursuant to Article 119 ter of the CGI, such withholding tax may be reduced or even eliminated and the avoir fiscal may be transferred.

     Dividends from a French source that are paid to investors that are not residents of France for tax purposes and that give rise to a right to the transfer of avoir fiscal pursuant to an applicable tax treaty shall only be subject to withholding tax at the reduced rate provided for in such treaty if such investors demonstrate, before the payment of the relevant dividends, that they are not residents of France for tax purposes within the meaning of the relevant treaty (Bulletin Officiel des Imp ts(TM) 4-J-1-94 instruction of May 13, 1994). The avoir fiscal will be, when applicable, refunded after deduction at the applicable withholding tax rate provided for in the tax treaty.

     (b) Capital gains

     Persons who are not residents of France for tax purposes within the meaning of Article 4 B of the CGI or whose registered office is located outside France are not subject to capital gains tax upon disposals of securities, provided that these securities have not given rise, at any time, during the five years preceding the disposal, to more than 25% of earnings of the Company, and provided that these securities are not recorded in the balance sheet of a permanent establishment or a fixed base located in France.

  2.7.5 LISTING OF NEW SHARES

     Application will be made periodically to list any new shares issued as a result of conversion on the Premier Marche of Euronext Paris. Existing shares that have been exchanged shall be immediately tradable.

     2.7.5.1 ASSIMILATION OF NEW SHARES

     Application shall be made to list the new shares resulting from conversion for trading on the Premier Marche of Euronext Paris based on the date from which they carry full dividend rights either directly on the same line with the existing shares or, initially, on a second line. The Publicis shares are quoted on the Premier Marche of Euronext Paris (Sicovam Code: 013057).

     The shares of the Company are eligible for the Deferred Settlement System (Systeme de Reglement Differe (SRD)).

     2.7.5.2 OTHER MARKETS AND PLACES OF LISTING

     The shares of the Company are listed in the United States on the New York Stock Exchange as American Depositary Receipts that have a ratio of exchange of one ADR for one Publicis share.

                                  CHAPTER III

          GENERAL INFORMATION ABOUT THE COMPANY AND ITS SHARE CAPITAL

     The information relating to this chapter is supplied in the document de reference that was registered with the Commission des operations de bourse under number R.01-173 on May 4, 2001. Such information remains accurate, as of the date of this Note d'Operation Definitive, except for the material information mentioned below.

3.1 GENERAL INFORMATION ABOUT THE COMPANY

     The information relating to the Company is supplied in the document de reference that was registered with the Commission des operations de bourse under number R.01-173 on May 4, 2001. Such information remains accurate, as of the date of the Note d'Operation Definitive, except for the material information mentioned below.

     At a general shareholders' meeting on January 9, 2002, the Company's shareholders modified the Company's bylaws as follows:

     - to conform the Company's bylaws to recent legislation, in particular to the new economic regulations set forth in law No. 2001-420 of May 15, 2001;

     - to grant the Supervisory Board the right to dismiss members from the Management Board, a right previously reserved to a general meeting of shareholders (under article 10 of the bylaws);

     - to increase the circumstances under which the Company may require shareholders to identify themselves to other shareholders (under article 6 of the bylaws); and

     - to limit to one-third of the members of the Management Board those members being older than 70 years old and to limit to one-third of the members of the Supervisory Board those members being older than 75 years old (under articles 10 and 13 of the bylaws).

3.2 GENERAL INFORMATION ABOUT THE COMPANY'S SHARE CAPITAL AND SHAREHOLDERS

  3.2.1 SHARE CAPITAL

     On December 31, 2001, the share capital of Publicis amounted to EUR 55,839,998.40, divided into 139,599,996 fully paid shares, each with a nominal value of EUR 0.40.

     On January 9, 2002, the date of the latest general shareholders' meeting, the total number of voting rights was 173,885,628. Since that date, the number of voting rights has not varied by more than 5%.

     The following table sets forth the breakdown of share capital and voting rights as of December 31, 2001:

                                                    CAPITAL            VOTING RIGHTS
                                              -------------------   -------------------
Somarel S.A.................................   30,960,000   22.18%   61,920,000   35.61%
Elisabeth Badinter..........................    7,766,800    5.56%   15,533,600    8.93%
Treasury stock..............................    4,630,427    3.32%           --      --
Public......................................   96,242,769   68.94%   96,432,028   55.46%
Total.......................................  139,599,996     100%  173,885,628     100%

     As at December 31, 2001, 4,630,427 shares were registered in the Company books in connection with its share buy-back program.

  3.2.2 AUTHORIZED UNISSUED SHARE CAPITAL, COMMITMENTS TO INCREASE SHARE CAPITAL AS OF JANUARY 9, 2002

     3.2.2.1 AUTHORIZED BUT UNISSUED CAPITAL

     At a meeting on January 9, 2001, the general shareholders of the Company delegated to the Management Board the necessary powers:

     - to increase, on one or several occasions, during the period of 26 months, beginning on the date of the shareholders' meeting, with an increase of share capital, the Company's capital stock in a nominal amount not exceeding EUR 40 million or the equivalent in any other currency, while maintaining preferential subscription rights (a) by the issuance of new shares, whether accompanied by share warrants or not, issued in return for cash or in payment of debts or, in the case of a public tender offer initiated by the Company, in return for shares as described by article L. 225-148 of the Code de commerce, with or without a share premium (b) by the issuance of securities other than shares, giving the right, directly or indirectly, by conversion, exchange, redemption, option, or any other means, to the acquisition of shares, at any time or on a fixed date, (c) by the issuance of share options, in return for cash or acquired without consideration, it being specified that these options may be issued alone or may be issued at the same time as and may be linked to the securities, stocks and bonds described in (b) above, or (d) by the simultaneous exercise of more than one of these procedures. The nominal amount of securities representing Company debt which may be issued pursuant to this resolution may not exceed EUR 800 million or the equivalent in any currency or accounting unit made up of several currencies (Seventh resolution).

     - to increase, on one or several occasions, during a period of 26 months, beginning on the date of the shareholders' meeting, the Company's capital stock in a nominal amount not exceeding EUR 40 million or the equivalent in any other currency, while suppressing the preferential subscription rights, (a) by the issuance of new shares, whether accompanied by share warrants or not, issued in return for cash or in payment of debts or, in the case of a public tender offer initiated by the Company, in return for shares as described by article L. 225-148 of the Code de commerce, with or without a share premium (b) by the issuance of securities other than shares, giving the right, directly or indirectly, by conversion, exchange, redemption, option, or any other means, to the acquisition of shares, at any time or on a fixed date, (c) by the issuance of share options, in return for cash or acquired without consideration, it being specified that these options may be issued alone or may be issued at the same time as and may be linked to the securities, stocks and bonds described in (b) above, or (d) by the simultaneous exercise of more than one of these procedures. The nominal amount of securities representing Company debt which may be issued pursuant to this resolution may not exceed EUR 800 million or the equivalent in any currency or accounting unit made up of several currencies (Eighth resolution).

     - to increase the share capital, on one or more occasions, in an amount up to EUR 2,800,000, for a period of 5 years, through the issue of shares reserved to the participants in a company savings plan (plan d'epargne d'entreprise and plan partenarial d'epargne salariale volontaire) and for which the preferential subscription rights of the other shareholders have been suppressed. The beneficiaries of increases in capital stock must be, either directly or through an investment fund set up by the Company, members of a company savings plan created by the Company and other companies associated with it as defined by article L. 225-180 of the Code de Commerce and which also fulfill any conditions the Management Board may determine (Tenth resolution).

     Furthermore, the general meeting of shareholders on January 9, 2002, decided that the delegation of powers and the authorizations granted to the Management Board by the seventh and eight resolutions for the purpose of issuing, with or without a waiver, of preferred subscription rights, securities of all kinds providing access, immediately and/or at some later date, to the equity of the Company, and thus to increase its capital, remain in force when a public tender offer for the purchase or exchange of Company shares is outstanding.

     3.2.2.2 NON-REPRESENTATIVE CAPITAL SECURITIES

     In a general meeting of the Company's shareholders held on January 9, 2002, the shareholders delegated to the Management Board, notably in the sixth resolution, the authority to issue, on one or several occasions at its sole discretion, in France or in other countries, within the limit of a maximum nominal amount of EUR 800 million or its equivalent in all other currencies, bonds or other debt securities bearing interest at fixed or variable rates, which may be subordinated or not, may or may not have a maturity date, be denominated in euros or any other currencies, have attached warrants for the subscription to other securities of the same nature, and may be exchangeable for securities of any kind issued by other entities.

     This authorization is valid for a duration of 5 years.

     3.2.2.3 CHANGES IN THE SHARE CAPITAL OF PUBLICIS SINCE JANUARY 1, 2001

                                                      AMOUNT OF CHANGE
                                          -----------------------------------------       TOTAL          TOTAL
                                          NUMBER OF      NOMINAL        ISSUANCE          SHARE        NUMBER OF
DATE             CHANGE TO CAPITAL         SHARES         VALUE          PREMIUM         CAPITAL         SHARES
----       -----------------------------  ---------   -------------   -------------   -------------   ------------
                                                      (IN THOUSANDS   (IN THOUSANDS   (IN THOUSANDS
                                                        OF EUROS)       OF EUROS)       OF EUROS)
Situation as of December 31, 2000.......                                                    52,679     138,219,819
01/01/2001 Conversion of share capital
  into euros by an increase in nominal
  value.................................        --        2,609              --             55,288     138,219,819
31/12/2001 Exercise of stock options....   380,177          152             400             55,839     139,599,996

  3.2.3 AUTHORITY TO BUY BACK SHARES

     At an ordinary and extraordinary meeting of shareholders on June 14, 2001, the shareholders authorized the Management Board (resolution 10), in accordance with articles L. 225-209 et seq. of the Code de Commerce, and for a period of 18 months beginning on the date of the meeting, to repurchase shares of the Company within the conditions set forth by the law.

     The maximum amount of shares which may be repurchased pursuant to such authorization may not exceed, at any time, directly or indirectly, 10% of the Company's total share capital, which presently amounts to 13,959,999 shares. The maximum global budget allocated to this operation is EUR 450 million. Publicis reserves the right to exercise fully this authorization, such that, if the Company keeps as treasury stock the 4,630,427 shares acquired since June 1998, Publicis may proceed to buy back an additional 9,329,572 shares.

     The objectives of the buy-back program are, in order of priority, the following:

     - to allocate the Company's shares to its employees, as their participation in the Company's expansion, through the exercise of stock options, or by means of an employee stock plan or a Company savings plan;

     - to buy or sell shares in accordance with the status of the market;

     - to transfer shares, by any means, particularly to obtain interests or holdings in other companies;

     - to hold the shares;

     - to cancel them by means of a capital decrease, in order to improve the profits per share.

  3.2.4 DIVIDENDS

     At the ordinary general shareholders' meeting on June 14, 2001, the Company's shareholders voted to distribute a net dividend equal to EUR 0.20 per share (excluding avoir fiscal). This dividend was paid on July 10, 2001.

  3.2.5 TRANSACTION VOLUME AND CHANGES IN THE MARKET PRICE OF SHARES

     The following table indicates market prices and transaction volume of the Company's shares on the Premier Marche of Euronext Paris S.A. for the last 12 months:

                                                           AVERAGE                EXTREMES (IN EUR)
                                              NUMBER OF   VOLUME PER   AVERAGE    -----------------
PERIOD                                        SESSIONS     SESSION     CLOSING    HIGHEST    LOWEST
------                                        ---------   ----------   --------   -------    ------
                                                                       (IN EUR)
2001
January.....................................     22        369,792      36.25      39.27     32.11
February....................................     20        394,889      35.43      36.99     33.02
March.......................................     22        380,244      34.92      37.70     31.35
April.......................................     19        505,827      34.14      38.50     30.49
May.........................................     22        450,088      37.32      38.77     35.20
June........................................     20        762,843      32.31      38.00     27.50
July........................................     22        528,397      26.64      29.89     24.63
August......................................     23        290,391      27.85      30.70     25.51
September...................................     20        652,590      20.71      26.77     16.12
October.....................................     23        825,025      20.96      26.84     15.83
November....................................     22        621,524      27.58      30.85     24.44
December....................................     18        436,358      29.30      33.20     26.55

---------------
Source:  Euronext Paris

On January 9, 2002, the closing market price for Publicis was EUR 30.50 per share.

                                   CHAPTER IV

                GENERAL INFORMATION ABOUT THE COMPANY'S BUSINESS

     The information relating to this chapter is supplied in the document de reference that was registered with the Commission des operations de bourse under number R.01-173 on May 4, 2001. Such information remains accurate as of the date of this Note d'Operation Definitive, except for the material information mentioned below.

4.1 HALF-YEAR RESULTS

     The 2001 interim accounts of the Publicis group for the six months ended June 30, 2001 are presented in Chapter V of this Note d'Operation Definitive.

                                   CHAPTER V

                       CONSOLIDATED FINANCIAL STATEMENTS

     The information relating to this chapter is supplied in the document de reference that was registered on May 4, 2001 with the Commission des operations de bourse under the number R. 01-173. Such information remains accurate as of the date of this Note d'Operation Definitive, except for the material information set forth below. The consolidated interim accounts dated June 30, 2001 have been prepared in accordance with the same accounting principles as the consolidated annual accounts of the Company dated December 31, 2000.

5.1 CONSOLIDATED INTERIM ACCOUNTS

     What follows are the consolidated interim accounts for the six months ended June 30, 2001 published by the Company. An update of the information contained in these interim accounts is set forth in Chapter VII. The year 2000 was particularly affected by the Company's acquisition of the Saatchi & Saatchi group. This acquisition, which was the only significant change in the scope of consolidation in 2000, is reflected in a series of pro forma accounts that were published in Document de reference and reviewed by the Company's auditors. These accounts, covering the period from December 31, 1998 to December 31, 2000, are included in paragraph 5.4 hereof.

  5.1.1 TABLE OF KEY DATA

                                                   SIX MONTHS ENDED   SIX MONTHS ENDED    YEAR ENDED
                                                       JUNE 30,           JUNE 30,       DECEMBER 31,
                                                         2001               2000             2000
                                                   ----------------   ----------------   ------------
                                                                 (IN MILLIONS OF EUROS)
Reconstituted billings...........................       7,538              4,568            11,806
Revenues.........................................       1,148                687             1,770
EBITDA/operating income before depreciation and
  amortization...................................         190                127               334
% EBITDA/revenues................................          17%                18%               19%
EBIT/operating income............................         149                105               275
% EBIT/revenues..................................          13%                15%               16%
Group share of net income after tax and before
  goodwill amortization and exceptional items....          88                 56               151
Total net income.................................          65                 68               159
Groupe share of net income.......................          54                 52               128
Cash flow from operations........................         126                 89               236
Tangible and intangible assets...................       1,433                894             1,303
Shareholders' equity.............................         448                440               376
                                                        -----              -----            ------
Total assets.....................................       4,496              2,863             4,130
                                                        =====              =====            ======

                                                  SIX MONTHS ENDED   SIX MONTHS ENDED    YEAR ENDED
                                                        JUNE             JUNE 30,       DECEMBER 31,
                                                      30, 2001             2000             2000
                                                  ----------------   ----------------   ------------
                                                             PER SHARE DATA(1) (IN EUROS)
Dividend per share..............................                                            0.20
Net earnings per share..........................        0.39               0.55             1.17
Net earnings per share after tax and before
  goodwill amortization and exceptional items...        0.63               0.59             1.39
Net earnings per share -- fully diluted.........        0.38               0.55             1.15
Net earnings per share after tax and before
  goodwill amortization and exceptional
  items -- fully diluted........................        0.63               0.59             1.36

---------------

(1) For the purposes of calculating earnings per share, the total number of shares includes shares allocated to employees via stock option plans, which are currently held as treasury stock.

  5.1.2 CONSOLIDATED INCOME STATEMENT FOR THE SIX MONTHS ENDING JUNE 30, 2001

                                                       SIX MONTHS         SIX MONTHS       YEAR ENDED
                                                     ENDED JUNE 30,     ENDED JUNE 30,    DECEMBER 31,
                                             NOTE         2001               2000             2000
                                             ----   ----------------   ----------------   ------------
                                                              (IN MILLIONS OF EUROS)
Reconstituted billings.....................              7,538              4,568            11,806
Revenues...................................              1,148                687             1,770
Salaries and related expenses..............               (680)              (384)             (984)
Office and general expenses................               (287)              (182)             (470)
Total operating expenses...................               (967)              (566)           (1,454)
Other operating income.....................                  9                  6                18
Operating income before depreciation and
  amortization.............................                190                127               334
Depreciation and amortization expense......                (41)               (22)              (59)
Operating income...........................                149                105               275
Interest and dividend expense, net.........                (16)                (3)              (11)
Income of consolidated companies before
  taxes, exceptional items and amortization
  of goodwill..............................                133                102               264
Income taxes...............................                (40)               (36)              (92)
Net income of consolidated companies before
  exceptional items and amortization of
  goodwill.................................                 93                 66               172
Equity in net income of affiliates.........                  6                  1                 5
Net income before exceptional items and
  amortization of goodwill.................                 99                 67               177
Net income before exceptional items and
  amortization of goodwill.................                 88                 56               151
Amortization of goodwill...................                (20)               (13)              (33)
Net income before minority interests and
  exceptional items........................                 79                 54               144
Minority interests.........................                (11)               (11)              (26)
Group net income before exceptional
  items....................................                 68                 43               118
Exceptional items, net of tax..............   2            (14)                14                15
Of which group interest....................                (14)                 9                10
Net income before minority interests.......                 65                 68               159
Group net income...........................                 54                 52               128

  5.1.3 CONSOLIDATED BALANCE SHEET AT JUNE 30, 2001

                                                                     JUNE 30,   DECEMBER 31,
                                                              NOTE     2001         2000
                                                              ----   --------   ------------
                                                                  (IN MILLIONS OF EUROS)
ASSETS
Goodwill, net...............................................            976          861
Intangible assets, net......................................             26           22
Property and equipment, net.................................            351          331
Investments and other financial assets, net.................             73           82
Investments accounted for by the equity method..............              7            7
Tangible and intangible assets, net.........................          1,433        1,303
Inventory and costs billable to clients.....................            239          129
Accounts receivable.........................................          1,652        1,770
Other receivables...........................................            582          399
Marketable securities.......................................   3        194          100
Cash and cash equivalents...................................            396          429
Current assets..............................................          3,063        2,827
Total assets................................................          4,496        4,130

                                                                     JUNE 30,   DECEMBER 31,
                                                              NOTE     2001         2000
                                                              ----   --------   ------------
                                                                  (IN MILLIONS OF EUROS)
LIABILITIES
Capital stock...............................................             56           53
Additional paid-in capital and retained earnings............            315          246
Shareholders' equity........................................            371          299
Minority interests..........................................             77           77
Provisions for contingencies and charges....................            186          169
Bank borrowings and overdrafts..............................   4      1,131          901
Accounts payable............................................          1,541        1,590
Accrued expenses and other liabilities......................          1,190        1,094
Bank borrowings and current liabilities.....................          3,862        3,585
Total liabilities and shareholders' equity..................          4,496        4,130
Net financial debt (cash and marketable securities less bank
  borrowings and overdrafts)................................            541          372

  5.1.4 CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY BETWEEN JANUARY 1, 2000 AND JUNE 30, 2001

                                                                          ADDITIONAL
                                                                        PAID-IN CAPITAL       TOTAL
                                                 NUMBER OF    CAPITAL    AND RETAINED     SHAREHOLDERS'
                                                  SHARES       STOCK       EARNINGS          EQUITY
                                                -----------   -------   ---------------   -------------
                                                                (IN MILLIONS OF EUROS)
DECEMBER 31, 1999 BEFORE IMPACT OF TREASURY
  STOCK.......................................   94,259,960     36            380              416
Capital increase Publicis Groupe S.A..........       70,710
Dividends paid by Publicis Groupe S.A.........                                (15)             (15)
Impact of S&S acquisition -- pooling of
  interests...................................   43,889,149     17           (215)            (198)
Application of regulation 99-02...............                                  8                8
Translation adjustment........................                                 (6)              (6)
Consolidated net income, Group interest.......                                128              128
DECEMBER 31, 2000 BEFORE IMPACT OF TREASURY
  STOCK.......................................  138,219,819     53            280              333
Treasury stock at December 31, 2000...........     (871,309)                  (34)             (34)
DECEMBER 31, 2000 AFTER IMPACT OF TREASURY
  STOCK.......................................  137,348,510     53            246              299
Publicis Groupe S.A. capital increase and
  conversion of capital stock into euros......    1,192,310      3              3                6
Dividends paid by Publicis Groupe S.A.........                                (28)             (28)
Additional impact of S&S
  acquisition -- pooling of interests.........                                 (9)              (9)
Change in attribution of treasury stock(1)....      871,309                    34               34
Translation adjustment........................                                 15               15
Consolidated net income for six months ended
  June 30, 2001, Group interest...............                                 54               54
JUNE 30, 2001.................................  139,412,129     56            315              371

---------------

(1) Following a decision to allocate treasury stock held in the portfolio exclusively to employees, the shares that previously reduced shareholders' equity are now recorded in marketable securities

  5.1.5 CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                 SIX MONTHS       YEAR ENDED
                                                               ENDED JUNE 30,    DECEMBER 31,
                                                                    2001             2000
                                                              ----------------   ------------
                                                                  (IN MILLIONS OF EUROS)
I. CASH FLOWS FROM OPERATING ACTIVITIES:
Net income..................................................          65              159
Gain on sales of fixed assets (before tax)..................                          (24)
Depreciation and amortization...............................          61               93
Operating cashflow..........................................         126              228
Equity in net income of non-consolidated companies..........          (6)              (5)
Dividends received by affiliates accounted for by the equity
  method....................................................           1                1
Change in working capital requirements......................        (192)             (19)
Net cash (used in) provided by operating activities.........         (71)             205
II. CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment and intangible assets...         (60)            (106)
Sales of property and equipment.............................          12                4
Purchases of investments and other financial assets, net....           6              (13)
Acquisitions of businesses, net of cash acquired............         (47)            (565)
Disposal of businesses......................................                           24
Net cash used in investing activities.......................         (89)            (656)
III. CASH FLOWS FROM FINANCING ACTIVITIES:
Dividends paid to shareholders of Publicis Groupe S.A.......         (28)             (15)
Dividends paid to minority shareholders of subsidiaries.....         (14)             (14)
Capital increase............................................           6                5
Change in borrowings........................................         182              630
Share repurchases...........................................                          (34)
Change in the allocation of treasury stock..................          34
Net cash provided by financing activities...................         180              572
IV. IMPACT OF EXCHANGE RATE FLUCTUATIONS....................           8                5
Net change in consolidated cash flows (I+II+III+IV).........          28              126
Cash and cash equivalents (including marketable securities
  less bank overdrafts) at beginning of the period..........         263              137
Cash and cash equivalents (including marketable securities
  less bank overdrafts) at end of the period................         291              263
Net change in cash and cash equivalents (including
  marketable securities less bank overdrafts)...............          28              126

                                                              JUNE 30,   DECEMBER 31,
                                                                2001         2000
                                                              --------   ------------
FOR INFORMATION CLOSING BALANCE
Cash, cash equivalents and marketable securities............     590          529
Overdrafts and credits facilities...........................    (299)        (266)
Net cash and cash equivalents...............................     291          263

  5.1.6 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

     5.1.6.1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in France, notably rule 99-02 issued by the accounting rules and regulation committee ("CRC") approved on June 22, 1999 and effective January 1, 2000 which introduced new rules governing the preparation of consolidated financial statements, in addition to the national accounting committee's ("CNC") new recommendation of March 1999 with regard to interim financial statements which was already effective when the consolidated financial statements as of June 30, 1999 were prepared.

     5.1.6.2 CHANGES IN THE SCOPE OF CONSOLIDATION DURING THE FIRST HALF OF 2001

     The principal change in the consolidation scope for the six months ended June 30, 2001 as compared with the six months ended June 30, 2000 relates to the acquisition of Saatchi & Saatchi in September 2000 which was included in Publicis' accounts beginning September 1, 2000 and therefore appears in the 2000 financial statements for the last four months of the year.

     For informational purposes, the estimated impact of Saatchi & Saatchi on the financial statements for the six months ended June 30, 2000 would have been as follows:

                                                                    PRO FORMA
                                                                   CONSOLIDATED
                                                               INFORMATION FOR THE
                                                                 SIX MONTHS ENDED
                                                                  JUNE 30, 2000
                                                              ----------------------
                                                              (IN MILLIONS OF EUROS)
Reconstituted billings......................................          6,849
Revenues....................................................          1,029
Operating income before amortization and depreciation.......            169
Operating income............................................            137
Group share of net income after tax and before goodwill
  amortization and exceptional items........................             80
Total net income............................................             93
Group share of net income...................................             76

     Additional smaller-scale agency acquisitions were added to the consolidation scope, such as Nelson Group (consolidated as from November 1, 2000) and Triangle Group, acquired at the beginning of 2001, Fisch.Meier.Direkt, Sanchez & Levitan, Carre Noir and Ecocom. Taken together, these acquisitions represent 8% of Publicis Group revenues and 10% of consolidated net income for the six months ended June 30, 2001.

     5.1.6.3 SUBSEQUENT EVENTS

     An agreement with Cordiant Communications Group plc was announced in July 2001 and finalized at the end of September 2001. This agreement was entered into with the aim of creating the third largest media-buying group in the world by combining the networks of Optimedia and Zenith Media, both of which are wholly-controlled subsidiaries. The new company, based in the United Kingdom, is 75%-owned by Publicis and 25%-owned by Cordiant.

     The effects of this transaction will be reflected in the consolidated financial statements beginning October 1, 2001.

     5.1.6.4 BALANCE SHEET AND INCOME STATEMENT INFORMATION

     Note 1:  Impact of Changes in the Scope of Consolidation

     The strong increase in the income statement accounts between the first half-years of 2000 and 2001 is mainly attributable to the external growth transactions described in 5.1.6.2 above, and particularly to the acquisition of Saatchi & Saatchi.

     These changes in the consolidation do not have a significant effect on the balance sheet given that Saatchi & Saatchi was already included in the December 31, 2000 figures.

     The EUR 115 million increase in goodwill in the first half-year 2001 is primarily due to the impact of the dollar-euro exchange rate variation (which appreciated by 10%) applied to goodwill recorded on U.S. acquisitions (which represent 75% of total goodwill).

     Excluding the effect of exchange rate fluctuations, the remaining variation of 50 million euros relates to goodwill on acquisitions made during the first half-year, together with a marginal impact from additional consideration tendered in respect of recent acquisitions.

     Note 2:  Exceptional items, net of tax

     Exceptional items recorded during the six months ended June 30, 2001 can be broken down as follows:

                                                              (IN MILLIONS OF EUROS)
Cost of organizational structure adjustments................              8
Interactive activities:
  -- discontinued activity..................................            5.3
  -- non-recurring operating losses.........................            7.6
                                                                       ----
Total before tax............................................           20.9
Tax effect..................................................           (6.7)
                                                                       ----
Net Total...................................................           14.2
                                                                       ====

     Exceptional items for the six months ended June 30, 2000 related to the gain on disposal, net of tax, of a non-consolidated affiliate.

     Note 3:  Marketable securities

     As indicated in the table presenting the changes in shareholders' equity, at June 30, 2001 treasury stock was recorded within marketable securities. This account therefore includes 116 million euros relating to the 3,572,755 treasury shares held in the portfolio as of June 30, 2001. At December 31, 2000, these shares were deducted from shareholders' equity, which was thereby reduced by 34 million euros, relating to 871,309 treasury shares (after taking into consideration all of the shares that were tendered as consideration for the Nelson acquisition transaction).

     During the first half-year 2001, 2,800,086 Publicis Groupe S.A. treasury shares were acquired for an average price of 35.1 euros.

     Note 4:  Bank borrowings and overdrafts

                                                              JUNE 30,   DECEMBER 31,
                                                                2001         2000
                                                              --------   ------------
                                                              (IN MILLIONS OF EUROS)
Loans(1)....................................................     827         630
Obligations under capital leases............................       5           5
Bank overdrafts.............................................     299         266
                                                               -----         ---
Total.......................................................   1,131         901
---------------
(1) Including loans in US dollars of:.......................     496         360

     5.1.6.5 SEGMENT INFORMATION

     Information by geographic region

                                                               REST OF    NORTH    REST OF
                                                      FRANCE   EUROPE    AMERICA    WORLD    TOTAL
                                                      ------   -------   -------   -------   ------
                                                                 (IN MILLIONS OF EUROS)
JUNE 30, 2001
Reconstituted billings..............................    914     1,954     3,681       989     7,538
Revenues............................................    192       316       503       137     1,148
Operating income....................................     40        46        56         7       149
Net income after tax, Group interest*...............     17        30        39         2        88
Goodwill, property and equipment and intangible
  assets, net.......................................    115       194       903       141     1,353
JUNE 30, 2000
Reconstituted billings..............................    821     1,424     1,782       541     4,568
Revenues............................................    162       214       239        72       687
Operating income....................................     33        39        25         8       105
Net income after tax, Group interest*...............     18        19        15         4        56
DECEMBER 31, 2000
Reconstituted billings..............................  1,730     3,551     5,043     1,482    11,806
Revenues............................................    342       536       688       204     1,770
Operating income....................................     72        97        83        23       275
Net income after tax, Group interest*...............     38        58        46         9       151
Goodwill, property, plant and equipment and
  intangible assets, net............................     85       172       818       139     1,214

---------------

* before amortization of goodwill and exceptional items

     Information by business division

                                                                                OTHER
                                                              COMMUNICATION   DIVISIONS   TOTAL
                                                              -------------   ---------   ------
                                                                    (IN MILLIONS OF EUROS)
JUNE 30, 2001
Reconstituted billings......................................      7,215          323       7,538
Goodwill, property, plant and equipment and intangible
  assets, net...............................................      1,304           49       1,353
JUNE 30, 2000
Reconstituted billings......................................      4,284          284       4,568
YEAR 2000
Reconstituted billings......................................     11,216          590      11,806
Goodwill, property, plant and equipment and intangible
  assets, net...............................................      1,173           41       1,214

    5.1.6.6 GENERAL INFORMATION

      5.1.6.6.1 GROUP HEADCOUNT

     From the perspective of a constant consolidation scope, 870 people left the Group as a result of reorganization programs, while 892 staff have joined the Group following acquisitions and development operations. The total workforce has therefore remained stable, with 20,362 staff on the payroll at June 30, 2001 versus 20,340 at June 30, 2000.

       5.1.6.6.2 STOCK OPTION PLANS

     At June 30, 2001, options remaining to be exercised were as follows:

                                                  PUBLICIS   SAATCHI & SAATCHI     TOTAL
                                                  --------   -----------------   ----------
Outstanding options as at 12/31/2000............  826,600        1,595,773        2,422,373
Exercised in the first half-year 2001...........  (45,082)      (1,147,270)      (1,192,352)
                                                  -------       ----------       ----------
                                                  781,518          448,503        1,230,021

OUTSTANDING OPTIONS AT 06/30/2001

     Taking into account the options exercised during the course of the first half of the year and the conversion of the Group's capital stock into euros, which led to an increase in the par value (from 2.5 FRF to 0.40 euro), the capital stock of Publicis Groupe S.A. increased from 52,679 thousand euros at December 31, 2000 to 55,765 thousand euros as at June 30, 2001, divided into 139,412,130 shares with a par value of 0.40 euro.

     The breakdown of capital at June 30, 2001 in terms of shareholdings and voting rights is as follows:

                                                SHARES OWNED          VOTING RIGHTS
                                            --------------------   --------------------
Elisabeth Badinter........................    7,766,800     5.57%   15,533,600     8.89%
Somarel...................................   30,960,000    22.21%   61,920,000    35.47%
Treasury stock............................      3572755     2.56%           --       --
Public....................................   97,112,574    69.66%   97,112,574    55.64%
                                            -----------   ------   -----------   ------
TOTAL.....................................  139,412,129   100.00%  174,566,174   100.00%

5.2 STATUTORY AUDITORS REVIEW REPORT ON THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

     In our capacity as statutory auditors and pursuant to article L232-7 of the French Company Law (Code de Commerce), we have performed the following procedures:

     -- a limited review of the accompanying summary of operations and the consolidated income statement as they appear in the consolidated interim financial statements of Publicis Groupe S.A., presented in euros, in accordance with accounting principles applicable in France, relating to the period from January 1, 2001 to June 30, 2001, as attached to this report;

     -- verification of the information provided in the Company's interim report.

     The consolidated interim financial statements are the responsibility of the Management Board. Our responsibility is to issue a report on these financial statements based on our review.

     We conducted our review in accordance with French professional standards; these standards require that we plan and perform the review to obtain moderate assurance, lesser than that which would result from an audit, as to whether the consolidated interim financial statements are free from material misstatement. The review excluded certain audit procedures and was limited to performing analytical procedures and to obtaining information from Company management and other appropriate sources.

     On the basis of our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial statements, prepared in accordance with French accounting principles, do not present fairly, in all material respects, the financial position of the Group and its operations for the period then ended.

     We have also examined, in accordance with French professional standards, the information contained in the interim report on the consolidated interim financial statements that were the subject of our limited review. We have nothing to report with respect to the fairness of such information and its consistency with the consolidated interim financial statements.

Paris, October 16, 2001

                             The statutory auditors
                           French original signed by:

                 MAZARS & GUERARD                   ERNST & YOUNG AUDIT
    Jose Marette            Frederic Allilaire         Bruno Perrin

5.3 PUBLICIS GROUP SUMMARY OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2001

     Publicis' revenues for the first-half of 2001 increased by 67%, which naturally reflects the integration of our acquisitions, but it also includes an organic growth component of around 5.5%. Given that indications we have received suggest an overall market growth rate of 1.4% (or less) (source: Zenithmedia), this is clear evidence of our increased market share.

     In such a lackluster global market, "new business" activity was ultimately satisfactory for the Group during the first half. The total net amount of new account gains came to almost 1,500 million euros, putting us in second place worldwide in the budget gains ranking compiled by the US bank Credit Suisse First Boston at July 31.

     The most significant account wins for the period were: United Airlines, General Mills (substantial extension), VoiceStream, Siemens, ATA Airlines, Lens Express, Credito Italiano, Guinness Asia, Gulfstream, Vizzavi and Entertainment Film Distributors (media-buying), Korea Telecom during the first quarter and T-Mobile (Deutsche Telekom), Siebel, Ciba Vision, The Post Office UK, Microcell, Novartis Australia, Adidas Japan, i-STT and Polo Ralph Lauren (media) during the second quarter.

     Publicis also pursued its acquisition strategy, concentrating mainly on SAMS (Specialized Agencies and Marketing Services), with:

     - the acquisition of Triangle group in the United Kingdom, the premier independent direct marketing and sales promotion agency

     - the acquisition of a controlling shareholding in Fisch.Meier.Direkt, the top-ranking direct marketing agency in Switzerland

     - the merger in France of Global Event System and Publicis Dialog, reinforcing our offer in the field of "Total Relationship Management"

     - the purchase of the Hispanic-community agency Sanchez & Levitan (as well as Siboney's offices in Dallas and Los Angeles), reinforcing Publicis' offer in the U.S. ethnic communication market

     - the acquisition of the reputable French design agency Carre Noir

     - the acquisition of financial communication agencies in France (Ecocom) and in the U.S. (Fabianne Gershon & Associates and The Hudson Stone Group).

     Finally, we have managed to reach a definitive agreement with the British group CCG (Cordiant Communications Group) with respect to media-buying. Since the acquisition of Saatchi & Saatchi, Publicis has owned 50% of Zenithmedia, with the remaining 50% being held by Cordiant. Under the terms of this agreement, Optimedia and Zenithmedia will be brought together within a new holding company in which Publicis will have a 75% interest, with the remaining 25% being owned by Cordiant. This will enable Publicis to become the third largest player in this high-growth market segment.

     Income Statement for the six months ended June 30, 2001 -- Publicis' consolidated billings totaled 7.5 billion euros for the six months to June 30, 2001, versus 4.6 billion euros in 2000. At constant exchange rates and consolidation scope, the increase amounts to 6.3%, which includes the following growth rate components: 7.4% in Publicis' Communication segment, 2.5% in European Media Sales (Medias & Regies Europe) and 4.8% in the Saatchi & Saatchi network.

     Revenues amounted to 1,148 million euros for the first half-year 2001 versus 687 million for the same period in 2000, representing a growth rate of 67%. At constant exchange rates and consolidation scope, a growth rate of 5.5% was achieved.

     Salaries and related expenses, which in the first half-year 2000 represented 55.9% of revenues, reached 59.2% at June 30, 2001. This evolution stems primarily from the integration of the companies acquired in 2000, which generally had a higher salaries expense/revenues ratio than the Group average.

     However, other operating expenses decreased substantially from 26.5% of revenues to 25%.

     Amortization and depreciation totaled 41 million euros versus 22.6 million euros in 2000.

     Operating income reached 149 million euros versus 105 million euros in 2000, an increase of 42% (see paragraph 5.1.6.2 for a discussion of organic growth).

     The effective tax rate was 30.7% in the first half-year versus 35.3% in 2000.

     Group share of consolidated net income before goodwill amortization and exceptional items amounted to 88 million euros at June 30, 2001 versus 56 million euros in 2000, a 57% increase.

     Goodwill amortization amounted to 20 million euros for the six months ended June 30, 2001 versus 13.3 million euros during the first half-year 2000. This significant increase is directly attributable to the external growth transactions performed in 2000, excluding Saatchi & Saatchi which was realized using the "pooling of interests" accounting method which does not result in goodwill.

     It should be noted that Publicis' income statement for the first half-year 2001 contains a non-recurring (after tax) charge of 14 million euros, which includes exceptional redundancy costs (870 staff have left the group since January 1, 2001) in addition to non-recurring losses posted by subsidiaries operating in interactive communications. However, the income statement impact of the redundancy costs only represents a portion of the total redundancy costs incurred, since the balance had been already provided for in the opening balance sheets of the companies acquired in 2000 (Nelson, Frankel, Fallon and Saatchi & Saatchi). Conversely, non-recurring income of 14 million euros was recorded in the first half-year 2000 relating to the gain on disposal of one of Mediavision's U.S. subsidiaries.

     Group share of consolidated net income before goodwill amortization and after exceptional items for the first half-year 2001 amounted to 74 million euros versus 65 million euros in the first half-year 2000, representing an increase of 13.8%. After taking into account goodwill amortization, the group share of net income amounts to 54 million euros, reflecting growth of 3.8% over the first half-year 2000.

     Fully-diluted net earnings per share (before goodwill and exceptional items) amounted to 0.63 euro versus 0.59 euro for the first half-year 2000 (up 6.7%).

     Borrowings at June 30, 2001 -- Publicis' net bank borrowings at June 30, 2001 amounted to 541 million euros versus 372 million euros at December 31, 2000. The majority of this increase is attributable to the acquisitions made during the period in addition to the financing requirements created by operating-cycle timing differences.

     It should be kept in mind that Publicis USA Holdings held a stake of approximately 9% in True North. The takeover bid launched by Interpublic Group for True North in the first quarter was successfully completed at the end of June, with 1 True North share being exchanged for 1.14 Interpublic shares. As a result of this transaction, Publicis now owns 5,310,120 Interpublic shares; however, the Group does not intend to retain this investment. For informational purposes, Publicis' total investment amounts to 128 million euros on the basis of a share price of $22 (share price as at October 15, 2001).

5.4 PRO FORMA ACCOUNTS

     The pro forma accounts presented hereafter include the impact of the only significant acquisition, Saatchi & Saatchi.

  NOTES TO THE 1998 AND 1999 PRO FORMA ACCOUNTS

     The consolidated pro forma accounts have been established from:

     -- the consolidated financial statements of Publicis for the years ended
        December 31, 1998 and 1999;

     -- the consolidated financial statements of Saatchi & Saatchi for the years ended December 31, 1998 and 1999, adjusted to be in accordance with Publicis' accounting policies.

     Publicis recorded this transaction in accordance with the derogatory method under article 215 of rule 99-02 of the CRC, which permits Publicis to substitute the value of net assets acquired, adjusted to conform with Group accounting policies, for the purchase price of the shares of Saatchi & Saatchi. Therefore, no goodwill resulted from this transaction and the difference resulting from the application of the derogatory method has been recorded in consolidated shareholders' equity. The net effect on shareholders' equity resulting from the application of the derogatory method amounts to euros -214 million in 1999 and -232 million in 1998.

     The principal pro forma adjustments made to the Saatchi & Saatchi financial statements relate primarily to:

     -- the elimination of the discounting of vacant property provisions,

     -- the presentation of joint-ventures,

     -- the recording of provisions for restructuring,

     -- the consideration of acquisition costs.

     The balance sheets and income statements of Saatchi & Saatchi have been converted into euros using the same method applied by Publicis, at the year-end exchange rate, or 1.4178 L/euro at December 31, 1998 and 1.6085 L/euro at December 31, 1999.

    NOTES TO THE 2000 PRO FORMA ACCOUNTS

     The 2000 pro forma accounts show the impact of the Saatchi & Saatchi acquisition on the consolidated income statement of Publicis as if Saatchi & Saatchi had been acquired at the beginning of the year, and not in September 2000.

     These pro forma accounts have been established using the same principles as those used for the 1998 and 1999 pro forma financial statements described above.

     The net effect on shareholders' equity resulting from the application of the derogatory method amounts to euros 198 million in 2000.

     The impact of adjustments on the opening shareholders' equity of Saatchi & Saatchi at September 1, 2000 are analyzed as follows (in millions of euros):

Elimination of discounting of property provisions...........   14
Restructuring provisions....................................   15
Consideration of acquisition costs..........................   23
Adjustments to goodwill.....................................    4
Adjustment to UK retirement and pensions....................    6
Other.......................................................   12
                                                              ---
Total adjustments...........................................   74

     Goodwill resulting from acquisitions prior to 1997 was imputed to shareholders' equity for an amount of L120 million in conformity with generally accepted accounting principles in the UK in effect at the time. An adjustment related to this treatment was not recorded in the opening balance sheet of Saatchi & Saatchi.

     The income statement of Saatchi & Saatchi has been converted into euros using the average exchange rate for the year, 1.64133 L/euro.

CONSOLIDATED PRO FORMA STATEMENTS OF INCOME RELATED TO THE ACQUISITION OF SAATCHI & SAATCHI

                                                               2000      1999      1998
                                                              -------   -------   ------
                                                                (IN MILLIONS OF EUROS)
Billings....................................................   14,936    11,159    9,067
Revenues....................................................    2,231     1,687    1,389
Salaries and related expenses...............................   (1,231)     (922)    (773)
Office and general expenses.................................     (631)     (505)    (421)
Total operating income......................................   (1,862)   (1,427)  (1,194)
Other operating income......................................       18        12       26
Operating income before depreciation and amortization.......      387       272      221
Depreciation and amortization expenses......................      (74)      (53)     (47)
Operating income............................................      313       219      174
Interest and dividend (expense) income, net.................      (15)        4        7
Income of consolidated companies before taxes, exceptional
  items and goodwill amortization...........................      298       223      181
Income taxes................................................      (99)      (80)     (60)
Net income of consolidated companies before exceptional
  items and goodwill amortization...........................      199       143      121
Equity in net income of non-consolidated companies..........       10         9        5
Net income before exceptional items and goodwill
  amortization..............................................      209       152      126
Of which Group interests....................................      181       130      102
Exceptional income, net of tax..............................       15        12       --

                                                               2000      1999      1998
                                                              -------   -------   ------
                                                                (IN MILLIONS OF EUROS)
Goodwill amortization.......................................      (34)      (20)     (13)
Net income before minority interests........................      190       144      113
Minority interests..........................................      (33)      (23)     (22)
Groupe net income...........................................      157       121       91
PER SHARE DATA (IN EUROS)
Net earnings per share......................................     1.16      0.94     0.75
Earnings per share after tax and before goodwill
  amortization and exceptional items........................     1.34      1.01     0.84
Net earnings per share -- diluted...........................     1.13      0.91     0.70
Earnings per share after tax and before goodwill
  amortization and exceptional items -- diluted.............     1.31      0.97     0.78

CONSOLIDATED PRO FORMA BALANCE SHEETS RELATED TO THE ACQUISITION OF SAATCHI & SAATCHI

                                                               2000     1999     1998
                                                              ------   ------   ------
                                                               (IN MILLIONS OF EUROS)
ASSETS
Goodwill, net...............................................    861      248      211
Intangible assets, net......................................     22       20       12
Property, plant and equipment, net..........................    331      245      206
Investments and other financial assets, net.................     82       71       83
Investments accounted for by the equity method..............      7        7        7
Tangible and Intangible assets, net.........................  1,303      591      519
Inventory and costs billable to clients.....................    129       80       76
Accounts receivable.........................................  1,770    1,378      964
Other receivables...........................................    398      298      293
Marketable securities.......................................    100       76       34
Cash and cash equivalents...................................    429      354      267
Current Assets..............................................  2,826    2,186    1,634
Total assets................................................  4,129    2,777    2,153
LIABILITIES AND SHAREHOLDERS' EQUITY
Capital stock...............................................     53       36       34
Retained earnings...........................................    246       95       48
Shareholders' equity........................................    299      131       82
Minority interests..........................................     77       58       49
Provisions for contingencies and charges....................    169      178      181
Bank borrowings and overdrafts..............................    901      241      130
Accounts payable............................................  1,590    1,277      889
Accrued expenses and other liabilities......................  1,093      892      822
Bank borrowings and current liabilities.....................  3,584    2,410    1,841
Total liabilities and shareholders' equity..................  4,129    2,777    2,153
Net financial debt..........................................    372     (189)    (171)

           REPORT OF THE STATUTORY AUDITORS ON THE PRO FORMA ACCOUNTS

     You have requested us to examine the accompanying pro forma accounts of Publicis Groupe S.A. as of and for the periods ended December 31, 1998, 1999 and 2000, prepared as a result of the acquisition of Saatchi & Saatchi.

     These pro forma accounts have been prepared under the responsibility of the company's management from the consolidated accounts of Publicis Groupe S.A. (as of and for the years ended December 31, 1998, 1999 and 2000) and Saatchi & Saatchi (as of and for the years ended December 31, 1998 and 1999). The consolidated accounts of Publicis Groupe S.A. have been audited by us in accordance with French professional standards and the accounts of Saatchi & Saatchi as of and for the years ended December 31, 1998 and 1999 have been audited by KPMG in accordance with professional standards in the United Kingdom. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated accounts are free from material misstatement.

     Based on our audits, we have issued unqualified audit opinions on the consolidated accounts of Publicis Groupe S.A. as of and for the years ended December 31, 1998, 1999 and 2000. KPMG issued unqualified audit opinions on the consolidated accounts of Saatchi & Saatchi as of and for the years ended December 31, 1998 and 1999, presented in accordance with accounting principles generally accepted in the United Kingdom.

     We have performed our examination of the pro forma accounts in accordance with French professional standards. These standards require that we evaluate the procedures put in place regarding the selection of assumptions and the establishment of the pro forma accounts, and that we plan and perform our procedures to determine whether the assumptions used are reasonable, whether the related pro forma adjustment give appropriate effect to those assumptions, and to ensure that the accounting principles used are consistent with those used to prepare the most recent consolidated financial statements of Publicis Groupe S.A.

     The objective of this pro forma financial information is to show what the significant effects on the historical financial information might have been had the transaction occurred at an earlier date. However, the pro forma condensed financial statements are not necessarily indicative of the results of operations or related effects on the financial position that would have been attained had the above-mentioned transaction actually occurred later. In our opinion, management's assumptions provide a reasonable basis for presenting the significant effects directly attributable to the acquisition of Saatchi & Saatchi, the related pro forma adjustments give appropriate effect to those assumptions, and the accounting principles used are consistent with those used to prepare the most recent consolidated financial statements of Publicis Groupe S.A.

Paris, April 23, 2001

               The statutory auditors French original signed by:

                                MAZARS & GUERARD

                        Frederic Allilaire Jose Marette

              The contractual auditors French original signed by:

                              ERNST & YOUNG AUDIT

                           Pierre Loeper Bruno Perrin

                                   CHAPTER VI

               BODIES RESPONSIBLE FOR ADMINISTRATION, MANAGEMENT,
                         AND SUPERVISION OF THE COMPANY

     The information relating to this chapter is supplied in the document de reference that was registered with the Commission des operations de bourse under number R.01-173 on May 4, 2001. Such information remains accurate as of the date of this Note d'Operation Definitive, except for the material information mentioned below.

6.1 MEMBERS OF THE SUPERVISORY BOARD AND MANAGEMENT BOARD

     At the general shareholders' meeting on January 9, 2002, the Company's shareholders, in the seventh resolution, appointed Mr. Felix Rohatyn as a member of the Supervisory Board for a term of six years, which will expire when the general shareholders' meeting approves the 2006 financial accounts.

     Mr. Felix George Rohatyn, residing at 810 5th Avenue, New York, NY 10021, USA, participates in a variety of professional activities, and is notably a member of the board of directors for Comcast Corporation (USA) and FIAT SPA (Italy).

     In addition, the general shareholders' meeting of January 9, 2002 approved the following changes to the bylaws:

     - to grant the Supervisory Board the right to dismiss members from the Management Board, a right previously reserved to a general meeting of shareholders (under article 10 of the bylaws);

     - to limit to one-third of the members of the Management Board those members being older than 70 years old and to limit to one-third of the members of the Supervisory Board those members being older than 75 years old (under articles 10 and 13 of the bylaws).

6.2 DIRECTOR'S FEES

     At the general shareholders' meeting on June 14, 2001, the Company's shareholders, by the fifth resolution, voted to pay director's fees of EUR 7,622.45 per meeting for the 2000 fiscal year to members of the Supervisory Board, an amount that was increased by an additional one-third for members who also participated in the audit committee and the nomination committee.

                                  CHAPTER VII

               GENERAL INFORMATION ABOUT RECENT DEVELOPMENTS AND
                            PROSPECTS OF THE COMPANY

     Information concerning the recent developments and prospects of Publicis is set forth in the document de reference that was registered with the Commission des operations de bourse under number R.01-173 on May 4, 2001.

     In addition to such information presented in the document de reference registered with the Commission des operations de bourse under number R.01-173 on May 4, 2001 and in Chapter V of this Note d'Operation Definitive, this chapter presents information reported in the Company's principal press releases since June 30, 2001.

7.1 RECENT DEVELOPMENTS

  7.1.1 RECONSTITUTED BILLINGS AND REVENUES FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001

     Consolidated reconstituted billings of Publicis Groupe S.A. increased 56.5% in the first nine months of 2001 to reach 11.3 billion euros. This rise is due principally to the contribution of acquisitions, notably Saatchi & Saatchi (consolidated for one of the nine months in 2000) and Nelson Communications, a balanced client and geographic activity mix and new business performance worldwide. Net organic growth excluding all acquisitions, i.e. at constant consolidation and exchange rates, was 4.6%. This is in contrast to the sector trend worldwide, which was down sharply compared to last year.

     Group revenues for the first nine months of 2001 totaled 1.74 billion euros, an increase of 59% (and an organic growth rate of 4.2%) from the same period of 2000.

            RECONSTITUTED BILLINGS AND REVENUES BY GEOGRAPHIC REGION

                                                   RECONSTITUTED BILLINGS(1)
                                                       NINE MONTHS ENDED          REVENUES NINE MONTHS
                                                         SEPTEMBER 30,             ENDED SEPTEMBER 30,
                                                   --------------------------   -------------------------
                                                       2001        2001/2000        2001       2001/2000
                                                   ------------   -----------   ------------   ----------
                                                   (UNAUDITED)                  (UNAUDITED)
                                                   (IN MILLIONS   (% ORGANIC    (IN MILLIONS   (% ORGANIC
                                                    OF EUROS)       GROWTH)      OF EUROS)      GROWTH)
Europe...........................................      4,294         +7.5            751          +8.3%
North America....................................      5,559         +2.1            769             0%
Asia Pacific.....................................        944         +0.9            131          +0.8%
Latin America and other..........................        577         +6.9             86         +10.3%
Intra-group transactions.........................        (34)          --             --            --
Total............................................     11,340         +4.6          1,737          +4.2%

---------------

(1) Reconstituted billings is an amount that is calculated by Publicis, in accordance with common industry practices, to facilitate comparisons with other major companies in the advertising industry and does not directly represent amounts generated from the Company's accounting systems. It is important since commission and fee billings, which are generated directly from the Company's accounting systems, do not permit a reliable comparison with the operations of other major companies. This is principally due to the fact that in France, following the implementation of the Sapin Law (loi Sapin) in March 1993, commission and fee billings exclude the purchase of media space by agents on behalf of their clients. In addition, in certain foreign countries where the Group's subsidiaries serve as agents, total purchases and sales of media space are not reflected in the income statements. Reconstituted billings are determined by taking the advertising budgets of clients and applying a coefficient (typically 6.67) corresponding to the traditional agency commissions of 15%. Reconstituted billings therefore reflect the volume of advertising budgets managed, independent of the contractual provisions between Publicis and its clients.

     Key developments in the first nine months of 2001 included:

     - slower growth in advertising and communication spending worldwide and a market decline in the United States and Asia compared to the first nine months of 2000;

     - continued expansion in specialized agencies and marketing services (SAMS) at Publicis, including:

        -- the acquisition of FusionDM, a major independent direct marketing agency in San Francisco, which merged with Publicis Dialog;

        -- the acquisition by Frankel of Creative AIM, a 'grassroots marketing' sales promotion agency in New York;

        -- strengthening of Publicis' direct marketing operations through the acquisition of Triangle Group, the leading independent direct marketing and sales promotion agency in the UK, and a controlling interest in Fisch.Meier.Direkt, a leading agency in Switzerland, plus the merger of Global Event System and Publicis Dialog in France;

        -- expansion in ethnic communications, a fast-growing sector in the United States, through the acquisition of Hispanic agencies Sanchez & Levitan and the Dallas and Los Angeles offices of Siboney USA, Inc.; and

        -- reinforcement of Publicis' position in financial communications with the acquisition of agencies Ecocom in France and Fabianne Gershon & Associates and The Hudson Stone Group in the U.S.;

     - creation of the world's third largest consultancy and media buying group through the combination of the media consultancy and media buying operations of Publicis and Cordiant Communications Group plc. At the same time, the two organizations created a new company, in which Publicis has a 75% interest, bringing together the Optimedia and Zenithmedia networks. The new entity, called The Zenith Optimedia Group, was ranked third worldwide in its sector by Advertising Age magazine (July 23, 2001 edition) with media space purchased totaling 21.6 billion euros. At the group level, this transaction will be treated as though Publicis purchased 25% of Zenithmedia (including a recognition of goodwill) and sold 25% of Optimedia, recognizing in its consolidated income statement a capital gain on such sale. The capital gain recognized on the sale and the goodwill recognized on the purchase will be calculated in light of the fair value of Zenithmedia. Full analysis of the impact of the transaction has not yet been completed. In the 2001 financial statements, Zenithmedia will be fully consolidated as from October 1, 2001;

     - expansion of the Fallon Worldwide international network through the opening of offices in Sao Paulo, Singapore and Hong Kong (complementing its existing operations in Minneapolis, New York and London). These moves represent a key step in the international development of the Publicis network, which aims to build a group of 'hubs' offering clients the full range of services in key regions of the world;

     - creation of one of the foremost design groups in France through the acquisition of Carre Noir;

     - launch of Buymundo.com in France, which is an online market for printing supplies (paper and other) used by printers in advertising and other printing sectors; and

     - new business amounting to approximately 1.9 billion euros awarded to Publicis agencies, as set forth by sector and calendar quarter in the table below.

                                                                                    BILLINGS
                                                                                   -----------
                                                                                   (IN MILLION
                                                                                    OF EUROS)
                             COMMUNICATION                            MEDIA        (UNAUDITED)
         -----------------------------------------------------  -----------------
First     The Post Office     Voice Stream       Guinness Asia                EFD      800
Quarter              (UK)  United Airlines          Gulfstream    Honda Australia
2001     Credito Italiano    Korea Telecom     Siemens (corp.)            Vizzavi
            General Mills
                   (ext.)
Second           T-Mobile        Microcell        FC Barcelona  Polo Ralph Lauren      670
Quarter       Ciba Vision         Parmalat     i-STT Singapore                EDS
2001               Siebel     Adidas Japan  Novartis Australia        Kirch Group
Third          Timberland     Centers for Disease Control (US)  Fairfax Newspaper      390
Quarter          CoI (UK)                           P&G (ext.)   Aspen Technology
2001      Ferrero Austria  National Oil Heat Research Alliance  Sanofi Synthelabo
         Jet Tours France                                                CoI (UK)
                                                                            Total    1,860

7.2 RECENT TRANSACTIONS

     On July 9, 2001, Publicis announced the merger of two of its largest French advertising agencies, Publicis Conseil and FCA!BMZ. FCA joined the Publicis group in October 1993, and in April 1994 merged with Success to become FCA!BMZ. The two companies will operate under the Publicis Conseil banner.

     On December 13, 2001 Publicis offered and sold EUR 200 million in notes exchangeable for shares of The Interpublic Group of Companies (IPG). The notes bear a 2% fixed interest rate and will be redeemed at the latest at their maturity in January 2007.

     On December 19, 2001 Publicis announced its acquisition of a 51% interest in Metro Advertising, one of the premier advertising agencies in Indonesia.

     On December 24, 2001, Publicis announced its decision to begin renovations of its Drugstore commercial center on the Champs-Elysee in Paris.

7.3 PROSPECTS

     Since the end of the third quarter, global economic conditions and outlook, worsened by the impact of the terrorist attacks of September 11, 2001, have continued to deteriorate. The economic climate has had an impact on the advertising industry in general, particularly with respect to advertising by companies directly affected by recent events, such as airlines and other companies in the travel business.

     Publicis believes that the impact of these conditions on its activity levels has been less pronounced than for the advertising industry as a whole. It attributes this to several factors:

     - the fact that its largest clients include primarily companies in industries such as consumer goods, automotive and pharmaceuticals, which are less directly affected by recent events than companies in industries such as travel,

     - the large amount of its business that is generated locally, rather than through multinational organizations that are more susceptible to rapid budget cutting,

     - its strategy for fully integrated advertising and marketing that promotes multiple communications solutions for clients and provides flexibility in the management of their overall budgets,

     - the new business performance of Publicis, which has been strong recently compared to industry performance and could promote new growth and momentum in the coming months, and

     - the success of the integration process with Saatchi & Saatchi, where there have not been disruptions in client relationships or agency teams.

     In these circumstances, Publicis anticipates that it could achieve modest to flat organic growth in revenues in the fourth quarter of 2001, which it believes is better than the likely trend in the market as a whole. It is targeting an organic growth rate in revenues for the full year 2001 of approximately 3%.

     Excluding non-recurring charges (principally relating to restructuring), it expects its earnings before interest, taxes, depreciation and amortization (EBITDA) to be approximately 17% of revenues, and its earnings before interest, taxes and goodwill amortization (EBITA) to be approximately 14% of revenues.

     At this point, the total amount of non-recurring charges is not determinable, although it is likely that the amount for the second half of 2001 will be at least equal to the amount incurred in the first half of 2001, which was 14.2 million euros, and possibly more. The operating performance targets and expense estimates are forward-looking statements that are based on the Company's current expectations, forecasts and assumptions about future events. Known and unknown risks and uncertainties could, however, cause the actual results and performance to differ materially from the Company's targets.

                        PRINCIPAL OFFICE OF THE COMPANY

                              PUBLICIS GROUPE S.A.
                         133, avenue des Champs-Elysees
                                  75008 Paris
                                     France

                                    MANAGERS

                                 DEUTSCHE BANK
                                Winchester House
                           1 Great Winchester Street
                                London EC2N 2DB
                                    England
                      Global Coordinator, Joint Bookrunner
                             and Joint Lead Manager

                                  BNP PARIBAS
                           16, boulevard des Italiens
                                  75009 Paris
                                     France
                                Joint Bookrunner
                             and Joint Lead Manager

                          MERRILL LYNCH INTERNATIONAL
                         Merrill Lynch Financial Centre
                              2 King Edward Street
                                London EC1A 1HQ
                                    England
                               Joint Lead Manager

                                  FISCAL AGENT

                      BNP PARIBAS SECURITIES SERVICES S.A.
                            Les Collines de l'Arche
                             92057 Paris-La Defense
                                     France

                       STATUTORY AUDITORS TO THE COMPANY

                              ERNST & YOUNG AUDIT
                              Faubourg de l'Arche
                          92037 Paris-La Defense cedex
                                     France

                                MAZARS & GUERARD
                              4, Allee de l'Arche
                          92075 Paris-La Defense cedex
                                     France

                                 LEGAL ADVISERS

                                 To the Company
                           as to French and U.S. law
                       CLEARY, GOTTLIEB, STEEN & HAMILTON
                            41, avenue de Friedland
                                  75008 Paris
                                     France

                                To the Managers
                           as to French and U.S. law
                              SHEARMAN & STERLING
                         114, avenue des Champs-Elysees
                                  75008 Paris
                                     France